Progress Energy Inc



what does progress look like?

FINANCIAL HIGHLIGHTS

(in thousands except per share data)

Years ended December 31	2001
Financial Data	
Operating revenues	$ 8,461,459
Net income	541,610
Basic earnings per common share	2.65
Ongoing earnings	694,424
Ongoing earnings per common share	3.40
Average common shares outstanding	204,683
Common Stock Data	
Return on average common stock equity (percent)	9.41
Adjusted return on average common stock equity (percent)	12.07
Book value per common share	28.20
Market value per common share (closing)	45.03

(1) Excludes impairments and one-time charges of $152.8 million or $0.75 per share after tax for the year ended December 31, 2001

Progress Energy is a *Fortune* 250 energy company with more than 20,000 megawatts of electric generating capacity and $8.5 billion in annual revenues. It serves 2.9 million customers throughout the Southeast, providing electricity, natural gas, energy services and broadband capacity.

percent. In 2001, the index total shareholder return was -8.1 percent, compared to -3.9 percent for Progress Energy. Over the last 10 years our total shareholder return exceeded the Standard & Poor's Electric Utility Index by 63 percentage points.

A powerful combination. The combination of CP&L and Florida Progress is living up to its great promise. During 2001, Progress Energy began realizing the expected synergies and value this merger brings to our customers and investors. We achieved the targeted operating expense savings in the first full year, and we expect those savings to increase in 2002 and beyond.

A high-performance culture. In merging two successful companies, we forged a Progress Energy culture from the best characteristics of each. This goes beyond the impressive assets on our balance sheet to the intangible, but even more important, attributes of our people. The caliber of our employees and our ability to mobilize their talents define our corporate character and set us apart in the marketplace. The hallmarks of this strategy are captured in our culture statement: *Powered by people, driven by performance and committed to excellence.* Among other things, it means acting with integrity, collaborating effectively, embracing diversity and communicating openly. And it means being intolerant of mediocrity, taking responsibility for our actions, achieving objectives with speed and agility, and producing results that matter.

STRATEGIES FOR SUSTAINING THE MOMENTUM

What does Progress Energy look like as we move through 2002 and beyond? How does the company keep the momentum going?

We remain convinced that being an integrated energy company is the right business model for us at this time. Thus we will continue to be engaged in both generation and distribution. And we will operate in both the regulated utility sector and the competitive energy markets. This balances the stability of reliable revenue streams, earnings and cash flow from our regulated utilities with the higher-growth opportunities of our non-regulated businesses.

To meet our annual earnings-per-share growth goals and increase our non-regulated earnings to 40 to 50 percent of our total by 2005, we are pursuing these strategies:

Leverage our strong regulated utility franchises. Our core businesses – CP&L, Florida Power and NCNG – are central to who we are. A top priority is to build on their strength and vitality.

We operate in some of the best service territories in the United States and are ranked No. 2 of the 17 companies in the South in customer satisfaction in our industry by J.D. Power and Associates. We will continue to improve our service while looking to derive even more value from our substantial base of nearly 3 million customers. We will expand the products and services we sell by identifying specific customer needs and then developing targeted solutions to meet them.

We will participate actively in public-policy discussions about the structure of our industry and the laws and regulations that govern our markets. We want to ensure that policy makers understand the lessons to be learned from restructured energy markets, especially where there were significant unintended consequences, such as in California.

As we pursue growth in our regulated businesses, we will remain focused on the fundamentals. This includes keeping a sharp eye on the law of supply and demand. We will invest in new generating capacity – we plan to add over 600 megawatts to our regulated electric utilities in 2002. We will strive for world-class performance in our existing plants – our nuclear plants rank among the best in the world. The result is that the economies and customers in our service areas will have the power they need when they need it and at a reasonable price.

Smart expansion in competitive energy markets. Our operational experience and the excellent results we've achieved in our regulated businesses have prepared us to succeed in wholesale energy markets.

CP&L

BUSINESS DESCRIPTION

- an integrated electric utility that generates and distributes electricity
- 1.3 million residential, commercial and industrial customers
- service area of more than 34,000 square miles in about half of North Carolina and a quarter of South Carolina, representing a population of more than 4 million people – major cities include Raleigh, Asheville and Wilmington, N.C., and Florence, S.C.
- 18 power plants (nuclear, coal-, oil- and natural gas-fired and hydroelectric facilities)
- more than 60,000 miles of power lines

FLORIDA POWER

BUSINESS DESCRIPTION

- an integrated electric utility that generates and distributes electricity
- 1.4 million residential, commercial and industrial customers
- service area of more than 20,000 square miles in central Florida, representing a population of more than 5 million people, including metropolitan St. Petersburg, Clearwater and the greater Orlando area
- 14 power plants (nuclear, coal-, oil- and natural gas-fired facilities)
- more than 32,000 miles of power lines

PROGRESS VENTURES

BUSINESS DESCRIPTION

- a business unit that manages energy marketing and trading, plant construction, fuel properties and other energy-related services
- fuel extraction, manufacturing and delivery business that includes coal mine sites; natural gas production; synthetic fuel production facilities; ocean-going barges and river terminals
- merchant generation ownership with sites in Georgia and North Carolina
- energy marketing and trading operations in Raleigh that sell merchant generation and available energy from CP&L and Florida Power
- Progress Rail Services Corporation, one of the largest providers of railway products and services in North America

NCNG

BUSINESS DESCRIPTION

- a local natural gas distribution company
- 176,000 residential, commercial, industrial and municipal customers
- service area includes 33 south-central and eastern North Carolina counties
- more than 2,900 miles of distribution pipeline and 1,000 miles of transmission pipeline, including the 84-mile Sandhills Pipeline, which increased energy supply to the region
- honored by the American Gas Association for its workplace safety record

PROGRESS TELECOM

BUSINESS DESCRIPTION

- a provider of wholesale telecommunications services with fiber capabilities to link the eastern United States and Latin America (through an international gateway)
- network of approximately 130,000 fiber miles, more than 7,200 route miles and over 150 Points-of-Presence
- super regional fiber network stretching from Miami to New York
- metro fiber networks in Tier 1, 2 and 3 cities throughout the eastern United States
- single source for customers' wireless infrastructure needs

progress at a glance

OUTLOOK 2002

- optimize our generation, transmission and distribution assets
- add efficient capacity and transmission lines to ensure a reliable energy supply
- build on the physical and process enhancements we made in 2001 to our already dependable electric system
- continue investing in the economic, educational and environmental future of our service area

OUTLOOK 2002

- continue to grow by expanding customer base
- invest more than an additional $100 million over the next three years to strengthen our transmission and distribution systems
- focus on reducing rates, improving reliability, enhancing customer service and increasing generating capacity
- continue investing in the economic, educational and environmental future of our service area

OUTLOOK 2002

- optimize assets by the continued integration of power plant sites in Georgia, developing sites in Georgia and Florida and adding to a site in North Carolina
- increase our portfolio of prospective sites
- leverage synthetic fuel manufacturing operations in West Virginia, Kentucky and Virginia to help drive earnings
- continue to search for opportunities to diversify with high-quality, low-risk assets



OUTLOOK 2002

- complete the first phase of the EasternNC project, expanding gas service to 14 unserved counties in northeastern North Carolina
- adjust our rates for the first time in seven years to help recover more than $200 million of investments made to deliver natural gas to customers
- continue investing in technology, personnel and facilities to enhance efficiency and serve our customers more safely and cost-effectively
- build on improvements in meter reading, Customer Service Center answer time and accuracy, and emergency response time

OUTLOOK 2002

- provide industry-leading installation intervals and enhance customer service
- focus on leveraging existing network footprint to continue our growth and enable delivery of enhanced broadband services
- focus on maintaining a highly reliable network by evaluating and implementing new technologies
- be the provider of choice for leading-edge broadband services

FELLOW SHAREHOLDERS: OUR FIRST FULL YEAR AS PROGRESS ENERGY STARTED FAST AND ENDED STRONG. WE BEGAN ACHIEVING THE TRANSFORMATION ENVISIONED FOR THE MERGED CP&L AND FLORIDA PROGRESS. THE REALITY IS LIVING UP TO THE PROMISE.



William Cavanaugh III
Chairman, President and Chief Executive Officer

The year 2001 began with the California electricity market in crisis and ended with the collapse of the nation's largest energy trader. In between, the national economy slid into recession, and the world witnessed the tragedies of September 11.

While these stormy times swamped some companies and blew many others off course, Progress Energy demonstrated focus and resilience. Our larger size and greater diversity proved invaluable. Thus I am more confident than ever about the ability of our new company to excel in the years ahead.

The theme of this annual report is "what does progress look like." In the pages that follow, we will show you that Progress Energy looks like – and indeed is – an integrated energy company well-positioned for the future. We have a strong foundation for balanced, sustainable growth. Our transformation is a success story in the making, one that will benefit our investors, customers, employees and the regions we serve.

Some elements of our 2001 progress include:

Strong financial results. We met our earnings target by delivering ongoing earnings of $3.40 per share, 30 percent of which was contributed by Progress Ventures, our non-regulated business unit that manages fuel production, merchant generation and energy marketing and trading. We're stronger than ever and firmly on track to meet our target of increasing earnings 7 to 8 percent annually over the next few years. In addition, we will record an increase in earnings per share of approximately $0.45 due to the elimination of goodwill amortization in 2002.

Progress Energy continues to be a great long-term investment for our shareholders, providing value through a balanced combination of earnings growth and a solid and growing dividend. We increased our dividend from $2.12 to $2.18 per share, the 19th increase in 20 years. Also, in both 2000 and 2001, Progress Energy outperformed the total shareholder return of the Standard & Poor's Electric Utility Index. In 2000, the Standard & Poor's Electric Utility Index total shareholder return was 54 percent, while Progress Energy's was 72

In 2001, we announced plans to build two 150-megawatt combustion-turbine peaking generators in Florida, and we reached an agreement with LG&E Energy Corp. to acquire two electric generating projects totaling almost 1,100 megawatts in Georgia. In addition, we began site preparation for a combustion-turbine plant near Savannah, Georgia. In total, we currently have 3,100 megawatts of non-regulated generation in operation or under construction in the Carolinas, Georgia and Florida. We also entered into an agreement to purchase natural gas reserves and pipelines in Texas and Louisiana. This complements our generation strategy.

We are leveraging these generation assets in the energy trading environment, while actively managing the risks associated with this business. We're following a thoughtful, disciplined strategy that involves signing multi-year contracts for 70 percent of our non-regulated generation capacity before it's brought online. We're also making sure that we build or buy capacity at the lowest possible cost and operate it at the highest possible efficiency.

There is no energy company better able to execute on this strategy than Progress Energy.

PROGRESS YOU CAN TRUST

Our goals are ambitious but achievable. I devote a great deal of my time to making sure we have the right leaders throughout the organization and a high-performance culture that both respects and challenges our employees. This "people strategy" breeds success in all areas of our company.

In the final analysis, even with all the assets we own and technology we operate, we win by having inspired people who excel in their jobs daily. That's how we preserve and grow the investment you've entrusted to us.

As we go forward in an industry that continues to change rapidly, here is an assessment of Progress Energy you can count on:

- Our merger is providing a solid foundation for balanced, diversified growth.
- We see a bright future as an integrated energy company.
- We will be relentless in our commitment to operational excellence, cost competitiveness and customer satisfaction.
- We're building on our strengths and natural extensions of what we do best.
- We're focused on delivering the highest shareholder value over the long run.

Progress Energy is on a roll. Our strategic moves and growing achievements are showing "what progress looks like." I am confident you'll like what you see.

Sincerely,



William Cavanaugh III
Chairman, President and Chief Executive Officer

SMILES



Thanks to Lily the dolphin and Florida Power's reliable, around-the-clock energy, visitors enjoy an unforgettable day at Sea World.



EARNING SMILES IS VERY IMPORTANT TO US. WE WANT TO SATISFY OUR CUSTOMERS BY OFFERING EXCELLENT SERVICE, ADDING VALUE THROUGH OUR PRODUCTS AND ACTIVELY SUPPORTING OUR COMMUNITIES.

a 24/7 event

We spend a lot of time listening to our customers. We talk with our customers. We ask what's important to them, and we work to meet their needs and earn their trust. Our company ranks No. 2 in the J.D. Power customer satisfaction survey of 17 electric utilities in the South, and we're pushing to be No. 1.

We're improving our reliability. This means there are fewer power interruptions, and when they do occur, we restore service quickly. Over the last five years, we've slashed the average number of outage-minutes by 45 percent in Florida and 59 percent in the Carolinas.

We've made it more convenient for customers to do business with us. Through our expanded Internet sites, customers can initiate service requests, review accounts and pay bills. They can also get energy-saving and safety tips, as well as information about surge protection and lighting systems.

We are energy experts. We develop energy solutions. In addition to providing power generation and delivery, we use our expertise to add value and make energy work for our customers.

For example, at the Marine Corps' Camp Lejeune in North Carolina, our energy-efficiency program will help save an estimated $14.6 million over the next 10 years.

Our Premier Power Service program offers protection against power interruptions to customers critically dependent upon electricity, such as health care and high-tech facilities, Web-hosting sites and large industrial users. The protection comes from uninterrupted, standby generation that we install and operate on these customers' sites.

We love where we live and do business. We support our communities and the environment because it's the right thing to do.

In 2001, through our Progress Energy Foundation and other contributions, we invested $14 million in organizations aligned with our philanthropic focus areas of education, economic development and the environment. We launched the Progress Energy Leadership Institute for high-performing school superintendents and principals in rural central and eastern North Carolina. This initiative expands on the success of a similar program in South Carolina. Over a two-year period, the participants are exposed to best practices, not only from within the educational community, but also from the world of business. Progress Energy's Foundation also supported many other worthwhile organizations, including the Nature Conservancy. Through our "Imagine the Progress" Workplace Giving Campaign, our employees contribute their dollars and volunteer their talents. With the Foundation adding a 50 percent match to employee donations, the campaign raised more than $3.4 million.

MUSCLE


NON-REGULATED
GROWTH OPPORTUNITIES
DYNAMIC SERVICE AREAS
GENERATION ASSETS

When we combine our many strengths, the sum becomes greater than the parts.

SUCCESS IN THE ENERGY INDUSTRY TAKES MUSCLE. IT REQUIRES THE SIZE AND STRENGTH WE'VE GAINED FROM OUR STRATEGIC ACQUISITIONS, VIBRANT SERVICE TERRITORIES AND EFFICIENT BUSINESS OPERATIONS.

We have the size and strength. We now rank among the top 10 energy companies in the United States in generating capacity and market value, and among the top 20 in number of customers. Our growth continued in 2001, when we increased our generating capacity by 6.5 percent to more than 20,300 megawatts. Our assets grew to $21 billion. Ongoing earnings were $694 million, and our annual operating revenues were over $8 billion.

We serve great areas. Our service areas in the Carolinas and Florida are prospering, calling for more energy to fuel their growth. In Florida, we are investing more than an additional $100 million, over and above the normal level of spending, to strengthen our transmission and distribution systems. We are also building new transmission systems for the growing areas of the Carolinas.

In addition, we are increasing our generating capacity to serve other regions. For example, through our Progress Ventures business unit, we now have 1,900 megawatts – 800 already in operation, and another 1,100 in development – in Georgia. And we're acquiring natural gas-production facilities in Texas and Louisiana to quadruple our gas assets and give us a natural hedge for our merchant generation.

We add muscle by the way we run our business. Our assets include a portfolio of regulated generating plants, thousands of miles of electric and natural gas transmission and distribution facilities, as well as merchant power plants, gas wells, intrastate pipelines, gas-gathering systems, coal mines, transportation systems and support operations. We are extending our decades-rich expertise in performance excellence to our unregulated enterprises, including our Marketing and Trading operations. The result: We have muscle all the way from the fuel source to the end user.

We're operating our business as efficiently as possible. That's the goal of our best-practices efforts. For example, through our Breaking Bureaucracy program, employee teams study our processes and identify ways to improve and streamline our systems. We continually measure ourselves against the highest standards, as well as against other industry leaders, working to stand at the top of our field.

makes us stronger



Jim McClay, based in Raleigh, N.C., is one of the many experienced professionals behind our growing energy marketing and trading business.

growth in all areas

MORE

THERE'S MUCH MORE IN STORE. OUR CONTINUED SUCCESS WILL COME FROM THE ONGOING STRENGTH OF OUR CORE BUSINESS AND THE STRATEGIC GROWTH OF OUR NON-REGULATED BUSINESS. WE ARE RETAINING THE STABILITY OF A TRADITIONAL, REGULATED UTILITY WHILE GAINING THE FLEXIBILITY OF AN INTEGRATED ENERGY COMPANY.

We have a strong, stable core business. It is the foundation of our company, and its continued success is the base on which we will execute our strategy and expand our non-regulated business. Our core business has a diverse energy mix, operations expertise and reliability, cost efficiency and significant customer growth. It also operates within a reasonable and responsible regulatory environment.

We generate electricity from four nuclear sites, 12 steam sites (coal and oil), four hydro sites and 26 combustion-turbine or combined-cycle sites fueled by natural gas and oil.

We run these plants safely and cost-effectively. Our nuclear plants' performance is outstanding, surpassing the national average for the top quartile. In 2001, Unit 1 at our Brunswick nuclear plant set a new world record for the longest continuous operating run for a boiling water reactor. The previous record holder was Brunswick's Unit 2.

We're growing strategically. By 2005, we expect 40 to 50 percent of our net earnings to come from our non-regulated business, which will create additional value for our shareholders. As an integrated energy company with non-regulated – or energy merchant – businesses, we operate across the entire energy-producing chain, from the fuel source all the way to marketing and trading. This enables us to take advantage of new opportunities that arise.

We are flexible and well positioned. Our gas and coal reserves provide access to the largest markets. We own generation in some of the fastest-growing areas of the country, and we will add more generation as the market supports it. We have the size, strength and flexibility to thrive in both regulated and non-regulated markets.



Katherine Thomas, Progress Energy's economic development manager for North Carolina, and Herb Council, CP&L account executive, review plans for a mixed-use commercial development venture.

OPEN

to new developments

PROGRESS MEANS BEING OPEN TO CHANGE. THE REGIONS WE SERVE ARE CHANGING AS BUSINESSES RELOCATE AND EXPAND AND PEOPLE MOVE IN TO TAKE ADVANTAGE OF THE ECONOMIC PROSPERITY AND GEOGRAPHIC APPEAL. AS A COMPANY, WE'RE OPEN TO NEW WAYS OF DOING BUSINESS AND INNOVATIVE IDEAS FROM PEOPLE WITH DIVERSE BACKGROUNDS AND EXPERIENCES.

We help our communities prosper. The areas we serve with our core business – Florida and the Carolinas – have some of the best economic indicators and growth rates in the United States. Business opportunities, geographic appeal and quality of life draw people and companies.

We work with state, regional and local officials in our areas to attract industry and create jobs – like those located in Research Triangle Park, N.C., and central Florida. This growth, in turn, helps other businesses expand and provide new employment in surrounding communities.

We are a new company. As Progress Energy, we've formed a new culture and a new way of managing and operating our business. We're drawing on the best from across our company to develop something unique. We want to be a faster, more agile company in which people are empowered and innovation flourishes.

We've been honored with awards for being a Best Place to Work and for defining a culture that is one of the best. We intend for our future efforts to be guided by our new culture. Progress Energy is a company *powered by people, driven by performance and committed to excellence.*

We harness the power of differences. To many people, diversity means differences in race, gender or age. At Progress Energy, it means much more. It's also about the blending of unique knowledge, individual interpretation, singular experiences and personal points of view.

Our diversity council – led by our chairman and composed of employees representing a range of locations, levels and ethnic origins from throughout our company – guides our direction and our actions. In addition, we are training all of our employees to understand the importance of diversity and how it can be leveraged to improve our business and strengthen our workplace. The different backgrounds, views, skills and experiences we have as individuals will contribute to our collective success as a company.

COMMITMENT


$10,000
January 1, 1992
Progress Energy
S&P Electric Composite

ANNUAL DIVIDENDS
in dollars


1.58
1.64
1.70
1.76
1.82
1.88
1.94
2.00
2.06
2.12
2.18
92 93 94 95 96 97 98 99 00 01 02

Total return to shareholders over the past decade, based on stock price and reinvested dividends, is 187%. Impressive.


$28,728
28%
$22,433
December 31, 2001

OUR COMMITMENT TO INVESTORS IS CLEAR. WE WANT TO DELIVER THE HIGHEST SHAREHOLDER VALUE OVER THE LONGEST PERIOD OF TIME. MEETING OUR COMMITMENT MEANS MANAGING THE BUSINESS TO CREATE AND DELIVER THAT VALUE.

to increasing shareholder value

We deliver shareholder value. The most visible measures of shareholder value are stock price and total return.

A $10,000 investment in our company on January 1, 1992 – with dividends reinvested – was worth $28,728 on December 31, 2001. That's a 10-year average annual return of 11.1 percent.

We've been a safe, solid investment, and we want to continue creating value over both the short and long term.

We have a high-quality management team. We create and deliver value by meeting our business goals – producing strong cash flow, increasing growth in dividends and earnings, expertly managing our assets, and encouraging and supporting a performance-oriented culture.

Cultivating this performance begins with a strong management team. To help ensure the continued high quality of our work force, our Leadership Development Centers provide employees with training, online tools and resources to enhance their professional growth. Our goal is to create a pool of talent that is the envy of our industry.

We tie our incentive plans to performance, and almost all our employees are shareholders. That means we all benefit from creating and delivering value.

We meet our financial goals. Ongoing earnings per share in 2001 were $3.40, surpassing our annual earnings growth goal of 7 to 8 percent. We increased our dividend by 6 cents, to $2.18, for 2002 – the 19th increase in 20 years.



A DISCUSSION WITH CEO WILLIAM CAVANAUGH

Why should an investor choose Progress Energy over other companies in your industry?
Our strong track record of results has shown us to be a leader in the industry. We now have the size and diversity that give us a solid foundation for balanced, sustainable growth as the industry continues to evolve.

Why has your company been so good at meeting its goals?
Our people are the ones responsible for our success. We delivered on our expectations and the goals we set, and we will be relentless in hitting our targets again and again. My approach is to be the best year after year.

Incremental growth through your core business seems fairly safe, but does more aggressive growth, through the non-regulated business, involve more risk?
With new strategies, we always evaluate the risk and the benefits. We also set up mileposts to reassess the situation and make adjustments as needed. So while we are taking on more risk, it's calculated risk, with high-quality assets and our eyes wide open every step of the way.

Some companies in the industry have spun off their non-regulated businesses, while others continue with them as growth subsidiaries. What makes Progress Energy's strategy the right one?
I believe the integrated energy model is the best one for long-term value creation. With our strategy, you should expect us to expand our assets in wholesale markets and develop more energy marketing and trading activity. Most importantly, you should expect us to produce solid financial results that meet our commitments.

How important is the regulated business?
Our regulated businesses are the foundation upon which we build everything else. Serving some of the fastest-growing areas of the country, our utilities provide the stability of reliable revenue streams. Thus we will continue to work within the regulatory framework to maximize the value of these businesses while we pursue more aggressive growth opportunities in non-regulated energy sectors.

Other mergers in the industry have not worked out. Why has your merger been so successful?
Our merger works because we immediately gained the size and scope we needed to become a stronger competitor in the energy industry. It is a credit to our management team that we were able

ANSWERS

to complete the merger and begin hitting our cost savings on schedule while economic and other pressures caused others to cancel or delay deals. We've recognized the challenge of bringing together two separate work environments, and we have begun building a new and dynamic culture designed to grow and achieve results in a competitive marketplace.

With all the changes taking place in the industry and the challenges that come with them, what do you like best about your job?

The best part of my job is working with the employees of this company to ensure that we continue our success and that we have the right strategies in place to achieve our goals. I like the fact that we nurture world-class leaders at all levels of our company, and I enjoy seeing people move far beyond where they thought they could go.

What will it take to be a winner in the energy industry five years from now?

I have four bedrock beliefs that are key to being a winner. First, we have to deal with reality. That means not only being aware of the realities of today's markets, but also being actively involved in shaping our destiny. Second, we need to pay attention to the fundamentals, staying focused on operational excellence, cost competitiveness and customer satisfaction. Third, we must keep "raising the bar" – being relentless in seeking continual improvement. My fourth belief is that we will win with inspired people and reward them. I want our work force to be the envy of our industry.

In addition, being a winner in our industry will take a strong, stable business with solid financials, a flexible strategy and the ability to move quickly. It will take a keen eye for industry trends and a deep understanding of market dynamics.

What about future acquisitions?

We still believe that scale matters in this industry, but we do not feel compelled to do another transaction just to increase in size. We've gained valuable experience in our acquisitions of NCNG and Florida Progress and also have had success with smaller, selective acquisitions. We have clearly demonstrated that we can pull off complex business integrations and capture promised synergies.

But more important than scale is the quality of the result. So, going forward, we will continue to evaluate high-quality expansion opportunities with the discipline and deliberation required to produce long-term value to our shareholders.



William Cavanaugh III, John H. Mullin, III



Jean Giles Wittner, Carlos A. Saladrigas



Richard L. Daugherty, David L. Burner, William O. McCoy

BOARD OF DIRECTORS

EDWIN B. BORDEN
President
The Borden Manufacturing Co.
(textile management services)
Goldsboro, N.C.
Elected to the board in 1985

DAVID L. BURNER
Chairman and Chief Executive Officer
Goodrich Corporation
(aerospace components, systems and services)
Charlotte, N.C.
Elected to the board in 1999

WILLIAM CAVANAUGH III
Chairman, President and Chief Executive Officer
Progress Energy, Inc.
Raleigh, N.C.
Elected to the board in 1993

CHARLES W. COKER
Chairman
Sonoco Products Co.
(manufacturer of paperboard and paper and plastic packaging products)
Hartsville, S.C.
Elected to the board in 1975

RICHARD L. DAUGHERTY
Retired Executive Director
NCSU Research Corp.
Raleigh, N.C.
Elected to the board in 1992

W. D. "BILL" FREDERICK, JR.
Citrus grower and rancher
Orlando, Fla.
Elected to the board in 2000

WILLIAM O. MCCOY
Franklin Street Partners
(investment management)
Chapel Hill, N.C.
Elected to the board in 1996

E. MARIE MCKEE
Senior Vice President
Corning, Inc.
(developer of technologies for glass, ceramics, fiber optics and photonics)
Corning, N.Y.
Elected to the board in 1999

JOHN H. MULLIN, III
Chairman
Ridgeway Farm, LLC
(timber management)
Brookneal, Va.
Elected to the board in 1999

RICHARD A. NUNIS
Retired Chairman of Walt Disney Parks & Resorts, and President, New Business Solutions, Inc.
Orlando, Fla.
Elected to the board in 2000

CARLOS A. SALADRIGAS
Chief Executive Officer
ADP TotalSource
(human resources outsourcing services company), and Chairman, Premier American Bank
Miami, Fla.
Elected to the board in 2001

J. TYLEE WILSON
Retired Chairman and Chief Executive Officer
RJR Nabisco, Inc.
Ponte Vedra Beach, Fla.
Elected to the board in 1987

JEAN GILES WITTNER
President
Wittner & Co., Inc. and subsidiaries
(real estate management and insurance brokerage and consulting)
St. Petersburg, Fla.
Elected to the board in 2000





J. Tylee Wilson



W. D. "Bill" Frederick, Jr., E. Marie McKee, Richard A. Nunis



Edwin B. Borden, Charles W. Coker

EXECUTIVE AND SENIOR OFFICERS

WILLIAM CAVANAUGH III
Chairman, President and
Chief Executive Officer

ROBERT B. MCGEHEE
Executive Vice President
President and Chief
Executive Officer
Progress Energy Service
Company

WILLIAM D. JOHNSON
Executive Vice President,
General Counsel and Secretary

PETER M. SCOTT III
Executive Vice President and
Chief Financial Officer

H. WILLIAM HABERMEYER, JR.
President and Chief
Executive Officer
Florida Power Corporation

TOM D. KILGORE
President and Chief
Executive Officer
Progress Ventures, Inc.

WILLIAM S. ORSER
Group President –
Energy Supply[1]

DONALD K. DAVIS
Executive Vice President –
Energy Services[1]

FRED N. DAY IV
Executive Vice President –
Energy Delivery[1]

C. S. HINNANT
Senior Vice President –
Nuclear Generation[1]

E. MICHAEL WILLIAMS
Senior Vice President –
Power Operations[1]

JOSEPH P. HIRL
Senior Vice President –
Trading and Marketing[2]

CECIL L. GOODNIGHT
Senior Vice President –
Administrative Services[3]

BONNIE V. HANCOCK
Senior Vice President –
Finance and Information
Technology[3]

(1) CP&L and Florida Power Corporation
(2) Progress Ventures, Inc.
(3) Progress Energy Service Company

FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

FOR 2001 AS COMPARED TO 2000 AND 2000 AS COMPARED TO 1999

In this section, earnings and the factors affecting them are discussed. The discussion begins with a general overview, then separately discusses earnings by business segment.

OVERVIEW

Progress Energy, Inc. (Progress Energy or the Company) is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Both Progress Energy and its subsidiaries are subject to the regulatory provisions of PUHCA. Progress Energy was formed as a result of the reorganization of Carolina Power & Light Company (CP&L) into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of CP&L Energy, Inc. (CP&L Energy). On December 4, 2000, CP&L Energy changed its name to Progress Energy, Inc.

The Company's acquisition of Florida Progress Corporation (FPC) became effective on November 30, 2000. The acquisition was accounted for using the purchase method of accounting. As a result, the consolidated financial statements only reflect FPC's operations subsequent to November 30, 2000.

Through its wholly owned regulated subsidiaries, CP&L, Florida Power Corporation (Florida Power) and North Carolina Natural Gas Corporation (NCNG), Progress Energy is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina, South Carolina and Florida; and the transport, distribution and sale of natural gas in portions of North Carolina. Through the Progress Ventures business segment, Progress Energy is involved in merchant energy generation, coal and synthetic fuel operations and energy marketing and trading. Through other business units, Progress Energy engages in other non-regulated business areas including energy management and related services, rail services and telecommunications.

Progress Energy is a regional energy company focusing on the high-growth Southeast region of the United States. The Company has more than 20,000 megawatts of generation capacity and serves approximately 2.9 million electric and gas customers in portions of North Carolina, South Carolina and Florida. CP&L's and Florida Power's utility operations are complementary: CP&L has a summer peaking demand, while Florida Power has a winter peaking demand. In addition, CP&L's greater proportion of commercial and industrial customers combined with Florida Power's greater proportion of residential customers creates a more balanced customer base. The Company is dedicated to expanding the region's electric generation capacity and delivering reliable, competitively priced energy.

The operations of Progress Energy and its subsidiaries are divided into five major segments: two electric utilities (CP&L and Florida Power), Progress Ventures, Rail Services and Other. The Other segment includes natural gas operations, telecommunication services, energy management services, miscellaneous non-regulated activities, holding company operations and elimination entries.

In 2001, net income was $541.6 million, a 13.2% increase over $478.4 million in 2000. Net income increased in 2001 primarily due to a full year of FPC's operations being included in the 2001 results, as FPC contributed net income of $398.3 million for the year ended December 31, 2001. Other factors contributing to the increase in net income in 2001 include increases in tax credits from Progress Energy's share of synthetic fuel facilities, continued customer growth at the electric utilities and decreases in depreciation expense related to CP&L's accelerated cost recovery program. Partially offsetting these increases were impairment and one-time after-tax charges totaling $152.8 million primarily attributable to Strategic Resource Solutions Corp. (SRS) and the Company's investment in Interpath, as well as increases in interest expense and goodwill amortization related to the FPC acquisition. Basic earnings per share decreased from $3.04 per share in 2000 to $2.65 per share in 2001 due to the factors outlined above and also from an increase in the number of shares outstanding resulting from the FPC acquisition and an additional common stock issuance in August 2001.

In 2000, net income was $478.4 million, a 26.1% increase over $379.3 million in 1999. Basic earnings per share increased from $2.56 per share in 1999 to $3.04 per share in 2000. Continued customer growth, increased usage by CP&L Electric customers and tax credits from Progress Energy's share of synthetic fuel facilities positively affected earnings. Other significant events included the sale of a 10% limited partnership interest in BellSouth Carolinas PCS for a $121.1 million after-tax gain, additional accelerated depreciation of CP&L nuclear generation facilities for a $192.5 million after-tax effect and the December operations of FPC, which contributed net income of $28.7 million for the month of December 2000.

Note 1 to the Progress Energy consolidated financial statements discusses the Company's significant accounting policies. The most critical accounting policies and estimates that impact the Company's financial statements are the economic impacts of utility regulation, which are described in more detail in Note 13 and the impact of synthetic fuel tax credits, which are described in more detail in Note 18 to the Progress Energy consolidated financial statements.

ELECTRIC SEGMENTS

The electric segments are primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North and South Carolina by CP&L and, since November 30, 2000, in portions of Florida by Florida Power. CP&L serves an area of approximately 34,000 square miles, with a population of more than 4.0 million. As of December 31, 2001, CP&L provided electricity to approximately 1.3 million customers. Florida Power serves an area of approximately 20,000 square miles, with a population of more than 5.0 million. As of December 31, 2001, Florida Power provided electricity to approximately 1.4 million customers.

The operating results of both electric utilities are primarily influenced by customer demand for electricity, the ability to control costs and the authorized regulatory return on equity. Annual demand for electricity is based on the number of customers and their annual usage, with usage largely impacted by weather. In addition, the current economic conditions in the service territories can impact the annual demand for electricity.

CP&L ELECTRIC

CP&L Electric operations contributed net income of $468.3 million, $373.8 million and $430.3 million in 2001, 2000 and 1999, respectively. Included in these amounts are energy marketing and trading activities, which are managed by Progress Ventures on behalf of CP&L, that had net income of $62.7 million, $84.0 million and $69.5 million in 2001, 2000 and 1999, respectively.

Revenues CP&L's electric revenues for the years ended December 31, 2001, 2000 and 1999 and the percentage change by year by customer class are as follows (in millions):

Customer Class	2001	% Change	2000	% Change	1999
Residential	**$1,152**	3.5%	$1,113	5.3%	$1,057
Commercial	**785**	5.9	741	4.8	707
Industrial	**654**	(3.7)	679	(1.7)	691
Governmental	**75**	(1.3)	76	–	76
Total Retail Revenues	**2,666**	2.2	2,609	3.1	2,531
Wholesale	**634**	9.9	577	3.8	556
Miscellaneous	**44**	(63.9)	122	106.8	59
Total Electric Revenues	**$3,344**	1.1%	$3,308	5.1%	$3,146

CP&L electric energy sales for 2001, 2000 and 1999 and the percentage change by year by customer class are as follows (in thousands of mWh):

Customer Class	2001	% Change	2000	% Change	1999
Residential	**14,372**	2.0%	14,091	5.6%	13,348
Commercial	**11,972**	4.7	11,432	3.3	11,068
Industrial	**13,332**	(7.7)	14,446	(0.8)	14,568
Governmental	**1,423**	–	1,423	4.7	1,359
Total Retail Energy Sales	**41,099**	(0.7)	41,392	2.6	40,343
Wholesale	**12,966**	(11.1)	14,582	0.4	14,526
Unbilled	**(534)**	–	679	–	(110)
Total mWh Sales	**53,561**	(5.5)%	56,653	3.5%	54,759

During 2001, residential and commercial sales reflected continued growth in the number of customers served by CP&L, partially offset by mild weather. CP&L added over 30,500 new customers in 2001. Cooler-than-normal weather in the summer and milder-than-normal weather in the fourth quarter of 2001 accounted for a decrease in retail sales for the year compared to 2000. Colder-than-normal weather in the fourth quarter of 2000 accounted for an increase in retail sales for 2000 when compared to 1999. The 2000 favorable variances over 1999 were also attributable to customer growth and usage as CP&L added over 33,000 new customers in 2000.

Downturns in the economy during 2001 impacted energy usage throughout most of the industrial customer class. Total industrial sales fell during 2001 and the number of customers decreased due to slowdowns and plant closings. The decline was primarily due to a downturn in the textile industry, with other usage decreases noted in the chemical, rubber and plastic industries. Energy used by the industrial class was relatively flat from 1999 to 2000. Total mWh sales to wholesale customers decreased in 2001 from 2000 primarily due to mild weather. However, revenues from wholesale customers increased in 2001 over 2000 due to the establishment of new long-term contracts and the receipt of a termination payment on a long-term contract in December 2001. In 2000, sales to wholesale customers were slightly higher than 1999 due to colder-than-normal weather and competitive prices in fourth quarter of 2000.

Expenses CP&L Electric's fuel expense increased $19.8 million in 2001 when compared to $627.5 million in 2000 primarily due to increases in the price of coal, partially offset by decreases in generation. CP&L Electric's fuel expense increased $46.2 million in 2000 when compared to $581.3 million in 1999 primarily due to increases in generation and increases in fuel prices associated with gas and oil-fired units.

For 2001, purchased power increased $28.2 million when compared to $325.4 million in 2000 mainly due to favorable market conditions in the first quarter of 2001. For 2000, purchased power decreased $40.0 million when compared to $365.4 million in 1999 primarily due to the expiration of CP&L's long-term purchase power agreement with Duke Energy in mid-1999. Additionally, 2000 reflects a decrease in purchases from cogeneration facilities when compared to 1999.

Fuel and purchased power expenses are recovered primarily through cost recovery clauses and, as such, have no material impact on operating results.

CP&L Electric's other operation and maintenance expenses decreased $24.6 million in 2001 when compared to $726.3 million in 2000 primarily due to the absence of restoration costs associated with the severe winter storm and record breaking snowfall in January 2000, as well as cost control efforts. These amounts were partially offset by increases in planned nuclear outage costs and transmission expenses in 2001. In 2000, other operation and maintenance expense increased $57.7 million when compared to $668.6 million in 1999 due to increases in benefit plan-related expenses and emission allowances. A total of $23 million of emission allowances was expensed in 2000.

Depreciation and amortization expense decreased $176.7 million in 2001 when compared to $698.6 million in 2000 and increased $204.7 million in 2000 when compared to $493.9 million in 1999. CP&L's accelerated cost recovery program for nuclear generating assets allows flexibility in recording accelerated depreciation expense. In 2001, CP&L recorded $75 million to depreciation expense, the minimum amount of accelerated depreciation allowed under the program. In 2000, as approved by regulators, CP&L recorded $275 million to depreciation expense under this program. See Note 1G to the Progress Energy consolidated financial statements for additional information about this program.

Net interest expense increased $19.6 million in 2001 when compared to $221.9 million in 2000 and increased $38.8 million in 2000 when compared to $183.1 million in 1999 primarily due to higher debt balances. Debt balances increased over these periods in order to fund construction programs.

FLORIDA POWER ELECTRIC

The results shown in the Progress Energy consolidated financial statements for the Florida Power Electric segment are not comparable to the prior year as the operating results of Florida Power have only been included in Progress Energy's results of operations since the date of acquisition, November 30, 2000. Therefore, the results of operations for 2000 only include one month of Florida Power operations and the results of operations for 2001 include a full year of Florida Power operations.

Florida Power Electric contributed net income of $309.6 million for the year ended December 31, 2001 and $21.8 million for the month of December 2000. Included in these amounts are energy marketing and trading activities, which are managed by Progress Ventures on behalf of Florida Power, that had net income of $24.0 million for the year ended December 31, 2001 and $1.7 million for the month of December 2000.

A comparison of the results of operations of Florida Power Electric for a full year 2001 compared to a full year 2000 follows.

Revenues Florida Power's electric revenues for the years ended December 31, 2001 and 2000 and the percentage change by customer class are as follows (in millions):

Customer Class	2001	% Change	2000[(a)]
Residential	**$1,643**	11.3 %	$1,476
Commercial	**754**	13.9	662
Industrial	**223**	5.2	212
Governmental	**176**	15.8	152
Total Retail Revenues	**2,796**	11.8	2,502
Wholesale	**288**	4.3	276
Miscellaneous	**129**	37.2	94
Total Electric Revenues	**$3,213**	11.9 %	$2,872

(a) Florida Power electric revenues are included in the Company's results of operations since November 30, 2000, the date of acquisition.

Florida Power's electric energy sales for the years ended December 31, 2001 and 2000 and the percentage change by customer class are as follows (in thousands of mWh):

Customer Class	2001	% Change	2000[(a)]
Residential	**17,604**	2.9 %	17,116
Commercial	**11,061**	2.3	10,813
Industrial	**3,872**	(8.9)	4,249
Governmental	**2,726**	2.7	2,654
Total Retail Energy Sales	**35,263**	1.2	34,832
Wholesale	**4,719**	(9.4)	5,209
Unbilled	**(511)**	–	344
Total mWh sales	**39,471**	(2.3)%	40,385

(a) Florida Power electric energy sales are included in the Company's results of operations since November 30, 2000, the date of acquisition.

Residential and commercial sales increased in 2001 and reflected continued growth in the number of customers served by Florida Power, partially offset by milder-than-normal weather and a downturn in the Florida economy. Florida Power added over 35,000 new customers in 2001. Industrial sales declined due to weakness in the manufacturing sector and phosphate industry, which continue to be affected by the economic downturn. Sales to wholesale customers decreased for 2001, primarily due to the mild weather.

Expenses Fuel used in generation and purchased power was $1.4 billion for the year ended December 31, 2001. Fuel used in generation increased $230.9 million when compared to 2000 primarily due to increases in coal prices and recovery of previously deferred fuel costs, and purchased power expense was consistent between 2000 and 2001. Fuel and purchased power expenses are recovered primarily through cost recovery clauses and, as such, have no material impact on operating results. Other operation and maintenance expense was $425.5 million for the year ended December 31, 2001 and decreased when compared to 2000 due primarily to merger-related costs recorded in the prior year. Excluding these costs, other operation and maintenance expense was consistent between years.

Depreciation and amortization expense was $453.0 million in 2001 and increased $50.3 million when compared to 2000. During 2001, Florida Power recorded additional amortization on the Tiger Bay regulatory asset, which was created as a result of the early termination of certain long-term cogeneration contracts. Florida Power amortizes the regulatory asset according to a plan approved by the Florida Public Service Commission in 1997. In 2001, $97 million of accelerated amortization was recorded on the Tiger Bay regulatory asset, of which $63 million was associated with deferred revenue from 2000 and had no impact on 2001 earnings.

PROGRESS VENTURES

The Progress Ventures segment operations include fuel extraction, manufacturing and delivery, synthetic fuels production, merchant generation and energy marketing and trading activities on behalf of the utility operating companies. Due to the creation of Progress Ventures in 2000 and the acquisition of Electric Fuels' subsidiaries (renamed Progress Fuels on January 2, 2002) through the FPC acquisition, the results of operations for the Progress Ventures segment are not comparable to the prior year.

Progress Ventures contributed segment income, including allocation of energy marketing and trading on behalf of the utilities, of $288.7 million, $125.6 million and $69.5 million for 2001, 2000 and 1999, respectively. Of these amounts, energy marketing and trading net income on behalf of the utilities was $86.7 million, $85.7 million and $69.5 million in 2001, 2000 and 1999, respectively.

The increase in earnings for this segment is primarily due to the tax credits generated by Progress Energy's synthetic fuel operations. The Progress Ventures segment sold 13.3 million tons of synthetic fuel for the year ended December 31, 2001, and 2.9 million tons for the year ended December 31, 2000. The production of synthetic fuel generates an operating loss and the sale of this alternative fuel qualifies for tax credits under Section 29 of the Internal Revenue Code (See "Synthetic Fuels" discussion under OTHER MATTERS below). These credits are determined by the BTU content of product sold to third parties and resulted in tax credits of $349.3 million and $83.6 million being recorded for 2001 and 2000, respectively. The Company is exploring the possible sale of an interest in its synthetic fuel facilities in order to optimize the total value of this line of business.

Progress Ventures' energy marketing and trading activities on behalf of CP&L generated net income of $62.7 million, $84.0 million, and $69.5 million for 2001, 2000 and 1999, respectively. Earnings from the term marketing operations were relatively flat across these periods. Earnings from the trading operations decreased in 2001 from 2000 primarily due to a decline in market prices and transfer of available trading volumes to long-term contracts. The fair value of the Company's open trading positions was less than $0.2 million at December 31, 2001. Earnings from the trading operations increased in 2000 from 1999 primarily due to trading profits and strong prices during periods when CP&L had unused capacity available for sale. Progress Ventures' energy marketing and trading activities on behalf of Florida Power for the year ended December 31, 2001, and month of December 2000 were $24.0 million and $1.7 million, respectively. On an annual basis, these earnings have increased over the prior year primarily due to increased term marketing sales to Seminole Electric Cooperative, Florida Power's largest wholesale customer.

The fuel extraction, manufacturing and delivery results are not comparable due to the acquisition of FPC in November 2000. Merchant generation operations for the current year were consistent with the prior period results. Progress Energy expects earnings in merchant generation to increase in the future through the addition of a plant in Florida, transfer of generating assets in Rowan County from CP&L to Progress Ventures and additional acquisition and construction of electric generating projects. See OTHER MATTERS below for a detail of Progress Ventures' plant developments and acquisitions.

RAIL SERVICES

Rail Services' operations represent the activities of Progress Rail Services Corporation (Progress Rail) and include railcar repair, rail parts reconditioning and sales, scrap metal recycling and other rail-related services. Rail Services' results for the year ended December 31, 2001, include Rail Services' cumulative revenues and net loss from the date of acquisition, November 30, 2000.

Due to the acquisition of Progress Rail through the FPC acquisition, the results of operations for the Rail Services segment are not comparable to the prior year. The current year net loss of $12.1 million was negatively affected by a decrease in rail service procurement by major railroads and the significant downturn in the domestic scrap market.

OTHER

Progress Energy's Other segment primarily includes the operations of NCNG, SRS, Progress Telecommunications Corporation (Progress Telecom) and Caronet, Inc. (Caronet). This segment also includes other non-regulated operations of CP&L and FPC as well as holding company results. The Other segment had a net loss of $426.2 million in 2001 and net income of $43.0 million in 2000. The decrease in earnings for 2001 when compared to 2000 is primarily due to one-time after-tax charges of $148.1 million from the assessment of the recoverability of the Interpath investment and certain assets in the SRS subsidiary, increases in after-tax interest expense for holding company debt of $159.0 million and goodwill amortization of $89.7 million resulting from the acquisition of FPC. In addition, the Other segment net income in 2000 includes a $121.1 million after-tax gain on the sale of assets, as described more fully below.

In 1999, the Other segment had a net loss of $51.1 million. The increase in earnings in 2000 when compared to 1999 is primarily due to a $121.1 million after-tax gain on the sale of Caronet's 10% limited partnership interest in BellSouth Carolinas PCS in September 2000. Caronet sold its interest for a pre-tax gain of $200 million, which was recorded as other income.

SRS is engaged in software sales and energy services to help industrial, commercial and institutional customers manage energy costs. Progress Energy is refocusing the business on energy services in the southeastern states and is consolidating remaining operations with other retail activities. SRS net losses, excluding after-tax impairments and other one-time charges discussed below, were $7.2 million, $0.8 million and $10.4 million for 2001, 2000 and 1999, respectively. Due to the historical and current year losses at SRS and the decline of the market value for technology companies, the Company obtained a valuation study to help assess the recoverability of

SRS's long-lived assets. Based on this assessment, the Company recorded after-tax asset impairments and other one-time charges of $40.7 million in the fourth quarter of 2001. In addition, the Company recorded after-tax investment impairments of $4.9 million for other-than-temporary declines in certain investments of SRS in the fourth quarter of 2001. These write-downs constitute a significant reduction in the book value of these assets, and the ongoing operations are expected to have a negligible impact on Progress Energy's net income.

Effective June 28, 2000, Caronet contributed the net assets used in its application service provider business to a newly formed company named Interpath Communications, Inc. (Interpath) for a 35% ownership interest (15% voting interest). Therefore, the application service provider revenues are not reflected in the Progress Energy consolidated financial statements subsequent to that date. Due to the decline in the market value for technology companies, Progress Energy obtained a valuation study to assess its investment in Interpath. Based on this valuation, the company recorded an after-tax impairment of $102.4 million for other-than-temporary declines in the the fair value of its investment in Interpath.

NCNG had gross margins of $77.9 million and $70.5 million and net income of $2.5 million and $6.5 million for the years ended December 31, 2001 and 2000, respectively. The increase in margin is mainly attributable to the Sandhills pipeline that was completed in March 2001, which was partially offset by declines in industrial sales. The decrease in net income is primarily due to higher overall operating expenses. The operations from 2000 to 1999 are not comparative as NCNG was acquired on July 15, 1999. In February 2002, NCNG filed a general rate case with the North Carolina Utilities Commission (NCUC) requesting an annual rate increase of $47.6 million, based upon its completion of major expansion projects. Progress Energy cannot predict the final outcome of this matter.

Progress Telecom, acquired as part of the FPC acquisition, provides broadband capacity services, dark fiber and wireless services in Florida and the Eastern United States. Progress Telecom and certain assets and liabilities of Caronet will be combined into a new entity named Progress Telecom Corporation (Telecom) in the first half of 2002. All existing contracts for Progress Telecom and Caronet will be transferred to this entity in the first quarter of 2002, subject to regulatory approval. The combined operating losses for Telecom were $9.1 million in 2001.

The Other segment also includes Progress Energy's holding company results. As part of the acquisition of FPC, goodwill of approximately $3.6 billion was recorded, and amortization of $89.7 million in 2001 and $7.0 million in 2000 is included in the Other segment. See Note 1L to the Progress Energy consolidated financial statements for information on recent developments related to goodwill amortization. Interest expense of $265.1 million in 2001 and $28.0 million in 2000, primarily related to the debt used to finance the acquisition of FPC, is also included in these results.

Progress Energy issued 98.6 million contingent value obligations (CVOs) in connection with the Florida Progress acquisition. Each CVO represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by Progress Energy. The payments, if any, are based on the net after-tax cash flows the facilities generate. At December 31, 2001, the CVOs had a fair market value of approximately $41.9 million. Progress Energy recorded an unrealized loss of $1.5 million for the year ended December 31, 2001, and an unrealized gain of $8.9 million for the month ended December 31, 2000, to record the change in fair value of CVOs.

LIQUIDITY AND CAPITAL RESOURCES

Progress Energy is a registered holding company and, as such, has no operations of its own. The ability to meet its obligations is primarily dependent on the earnings and cash flows of its two electric utilities and the ability of those subsidiaries to pay dividends or to advance or repay funds to Progress Energy.

Progress Energy continues to focus on its strategy of becoming a diversified electric and gas holding company. The cash requirements of Progress Energy arise primarily from the capital intensive nature of its electric utility operations as well as the expansion of its diversified businesses, primarily those of Progress Ventures.

Fuel and purchased power expenses are significant operating costs for the two electric utilities, CP&L and Florida Power. Both utilities recover essentially all of these costs from customers through fuel and energy cost recovery clauses.

The following discussion of Progress Energy's liquidity and capital resources is on a consolidated basis.

CASH FLOWS FROM OPERATIONS

Cash from operations is the primary source used to meet operating requirements and capital expenditures. The increase in cash from operating activities for 2001 when compared with 2000 is largely the result of the November 30, 2000, acquisition of FPC. The prior year results reflected one month's cash from operations of FPC.

Progress Energy's two electric utilities produced approximately 125% of consolidated cash from operations in 2001. This is expected to continue over the next several years as its non-regulated investments, primarily generation assets, are placed into service and begin generating operating cash flows. In addition, Progress Venture's synthetic fuel operations do not currently produce positive operating cash flow primarily due to the difference in timing of when tax credits are recognized for financial reporting purposes and when tax credits are realized for tax purposes.

Total cash from operations of $1.4 billion provided the funding for approximately 86% of the Company's property additions, nuclear fuel expenditures and diversified business property additions during 2001. For 2002, it is expected that approximately 80% of capital expenditures will be funded internally, which is a decrease from 2001 due to increases in projected non-regulated capital expenditures. For 2003 and 2004, cash from operations is expected to be up to 140% of the Company's projected capital expenditures.

INVESTING ACTIVITIES

Cash used in investing was $1.7 billion in 2001, up $603 million when compared with 2000 after adjusting for the acquisition of Florida Progress. The increase is due primarily to the expansion of Progress Ventures' generation portfolio and the absence of proceeds from the sale in 2000 of the BellSouth Carolinas PCS limited partnership interest.

Capital expenditures for Progress Energy's regulated operations were $1.2 billion or approximately 78% of consolidated capital expenditures in 2001. As shown in the table below, the Company anticipates that the proportion of non-regulated capital spending to total capital expenditures will increase substantially in 2002, primarily due to generation and other additions at Progress Ventures (See OTHER MATTERS below for a detail of these projects). Subsequent to 2002, the Company expects its proportion of regulated capital expenditures to range between 70% and 90% of total capital expenditures.

in millions	2001	2002	2003	2004
Regulated capital expenditures	$1,216	$1,145	$1,043	$1,169
Nuclear fuel expenditures	116	62	108	60
AFUDC	(18)	(28)	(52)	(36)
Non-regulated capital expenditures	350	1,033	407	202
Total	$1,664	$2,212	$1,506	$1,395

The table includes expenditures from 2002 through 2004 of approximately $230 million expected to be incurred at regulated fossil-fueled electric generating facilities to comply with the Clean Air Act.

All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly depending on a number of factors including, but not limited to, industry restructuring, regulatory constraints, market volatility and economic trends.

FINANCING ACTIVITIES

Cash provided by financing activities decreased approximately $3.4 billion over 2000, primarily due to the November 30, 2000 acquisition of FPC, which was funded from the sale of short-term commercial paper. This funding was converted to long-term debt during 2001. Excluding the effect of the acquisition financing, cash from financing activities increased slightly in 2001 when compared with 2000, primarily due to the expansion of Progress Energy's non-regulated operations.

In February 2001, Progress Energy issued $3.2 billion of senior unsecured notes with maturities ranging from three to 30 years. These notes were issued with a weighted-average coupon rate of 7.06%. Proceeds from the issuance were used to retire commercial paper and other short-term indebtedness issued in connection with the FPC acquisition.

In April 2001, CP&L issued $300 million of medium-term notes due 2008 with a coupon of 6.65%. Proceeds from the issuance were primarily used to retire commercial paper.

In July 2001, Florida Power issued $300 million of first mortgage bonds due 2011 with a coupon of 6.65%. Proceeds from the issuance were primarily used to retire commercial paper.

In August 2001, Progress Energy issued 12.65 million shares of common stock at $40 per share for net proceeds of $488 million. Proceeds from the issuance were primarily used to retire commercial paper, including amounts issued in connection with the FPC acquisition.

In October 2001, Progress Energy issued $400 million of senior unsecured notes due 2008 with a coupon of 5.85% and $400 million of senior secured notes due 2031 with a coupon of 7.00%. Approximately $600 million of the proceeds from this issuance were used to retire commercial paper outstanding at Progress Capital Holdings, Inc. (PCH). PCH is the holding company for certain non-regulated businesses of FPC. In November 2001, the Company terminated the PCH commercial paper program.

In November 2001, CP&L redeemed $125 million of 8.55% quarterly income capital securities at 100% of the principal amount of such securities. The redemption was funded primarily through the issuance of commercial paper.

Progress Ventures is actively engaged in obtaining a bank facility that will be used exclusively for expansion of its non-regulated generation portfolio. Borrowings under this proposed facility will be non-recourse to Progress Energy; however, the Company expects to enter into certain support and guarantee agreements to ensure performance under generation construction and operating agreements.

As a registered holding company under PUHCA, Progress Energy obtained approval from the SEC for the issuance and sale of securities as well as the establishment of intracompany extensions of credit. In January 2002, Progress Energy requested an increase of $2.5 billion in its authority to issue long-term securities, increasing the limit to $7.5 billion.

At December 31, 2001, the Company had committed bank lines of credit totaling $1.945 billion. These lines of credit support the Company's commercial paper borrowings. The Company's financial policy precludes issuing commercial paper in excess of its supporting lines of credit. At December 31, 2001, the total amount of commercial paper outstanding was $942 million, leaving approximately $1 billion available for issuance. The Company is required to pay minimal annual commitment fees to maintain its credit facilities. See Note 6 to the Progress Energy consolidated financial statements for additional information on these committed lines of credit.

The Company has on file with the SEC a shelf registration statement under which senior notes, junior debentures, common and preferred stock and other trust preferred securities are available for issuance by the Company. As of December 31, 2001, the Company had $500 million available under this shelf registration. In 2002, the Company filed an additional shelf registration with the SEC and now has approximately $2.5 billion of senior notes, junior debentures, common and preferred stock and other trust preferred securities available for issuance.

Florida Power and PCH have two uncommitted bank bid facilities authorizing them to borrow and re-borrow, and have loans outstanding at any time, up to $100 million and $300 million, respectively. At December 31, 2001 there were no outstanding loans against these facilities.

CP&L currently has on file with the SEC a shelf registration statement under which it can issue up to $1 billion of various long-term securities. Florida Power currently has filed registration statements under which it can issue an aggregate of $700 million of various long-term debt securities.

The following table shows Progress Energy's capital structure as of December 31, 2001 and 2000:

	2001	2000
Common Stock	**36.7%**	34.9%
Preferred Stock	**0.6%**	0.6%
Total Debt	**62.7%**	64.5%

The amount and timing of future sales of Company securities will depend on market conditions, operating cash flow, asset sales and the specific needs of the Company. The Company may from time to time sell securities beyond the amount needed to meet capital requirements in order to allow for the early redemption of long-term debt, the redemption of preferred stock, the reduction of short-term debt or for other general corporate purposes.

Credit Ratings

As of December 31, 2001, the major credit rating agencies rated the Company's securities as follows:

	Moody's Investors Service	Standard and Poor's
Progress Energy, Inc.		
Corporate Credit Rating	Baa1	BBB+/A-2
Senior Unsecured	Baa1	BBB
Commercial Paper	P-2	A-2
Carolina Power & Light Company		
Corporate Credit Rating	Baa1	BBB+
Commercial Paper	P-2	A-2
Senior Secured Debt	A3	BBB+
Senior Unsecured Debt	Baa1	BBB+
Subordinate Debt	Baa2	BBB
Preferred Stock	Baa3	BBB-
Florida Progress Corporation		
Corporate Credit Rating	N/A	BBB+/A-2
Commercial Paper	P-1	A-2
Florida Power Corporation		
Corporate Credit Rating	A2	BBB+/A-2
Commercial Paper	P-1	A-2
Senior Secured Debt	A1	BBB+
Senior Unsecured Debt	A2	BBB+
Preferred Stock	Baa1	BBB-
FPC Capital I		
Preferred Stock*	A3	BBB-
Progress Capital Holdings, Inc.		
Senior Unsecured Debt*	A3	BBB

* Guaranteed by Florida Progress Corporation

N/A – Not applicable

Future Commitments

Information on the Company's future commitments at December 31, 2001, is included in the notes to the Progress Energy consolidated financial statements. Future debt maturities and lease obligations are included in Note 6 and Note 10, respectively. The Company's fuel, purchased power and other commitments are included in Note 20A and Note 20B to the Progress Energy consolidated financial statements.

FUTURE OUTLOOK

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of Progress Energy's future earnings depends on numerous factors. See SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS for a discussion of factors to be considered with regard to forward-looking statements.

The traditional business of the electric and gas utilities is providing electricity and natural gas to customers within their service areas in the Carolinas and Florida. Prices for electricity and natural gas provided to retail customers are set by the state regulatory commissions under cost-based regulatory principles. See Note 13 to the Progress Energy consolidated financial statements for additional information about these and other regulatory matters.

Future earnings for the electric and gas utilities will depend upon growth in electric energy and gas sales, which is subject to a number of factors. These factors include weather, customer growth, competition, energy conservation practiced by customers, the elasticity of demand and the rate of economic growth in the traditional service area.

Regulatory issues facing Progress Energy are discussed in the "Current Regulatory Environment" discussion under OTHER MATTERS below.

Progress Energy's longer-term strategic focus will encompass four lines of business: Upstream Energy, Transmission, Downstream Energy and Telecom. In support of these strategic lines of business, credit quality and a strong balance sheet will remain a priority. The Company will strive to reduce consolidated leverage through asset divestitures, synergy realization, and controlled capital spending. Progress Energy's legal structure is not currently aligned with the future functional management of these lines of business. Whether, and when, the legal and functional structures will converge depends upon legislative and regulatory action, which cannot currently be anticipated.

Upstream Energy will focus on both regulated and non-regulated generation expansion, energy marketing and trading, and fuel extraction, manufacturing and delivery. The Energy Supply function of Upstream Energy will manage our regulated and non-regulated generation fleet. The Company will continue to prepare for deregulation as it grows Progress Energy's generation fleet. Additional generation capacity is planned to serve the growth expected in the Company's service territories, to increase capacity reserve margins at the regulated subsidiaries, and to take advantage of merchant generation opportunities.

The Progress Ventures business unit of Upstream Energy will manage the Company's competitive energy businesses and certain functions on behalf of the utilities, including wholesale contracts and fuel procurement. Non-regulated generation opportunities will be focused in the Southeast. Progress Ventures expects to have 3,100 MW of merchant generation by 2003, and flexible plans are in place for an additional 2,800 MW of merchant generation subsequent to 2003. The energy marketing and trading activities include 5,300 MW of wholesale contracts currently, primarily on behalf of the utilities, and will include additional contracts for non-regulated generation in the future.

Transmission will focus on meeting FERC's commitment for regional transmission organizations ("RTO"). The Company has already participated in the preliminary development of the GridSouth RTO with Duke Energy and South Carolina Electric and Gas and the GridFlorida RTO with Florida Power & Light and Tampa Electric. Progress Energy continues to assess the structural options that may be available to optimize the value of the Company's transmission assets. Please refer to the "Current Regulatory Environment" section under OTHER MATTERS below for further discussion of transmission and the Company's compliance with FERC Order No. 2000.

Downstream Energy will focus on both the distribution and retail components and will continue to deliver a high level of customer service while offering products and services, both regulated and non-regulated, to the Company's customers. Progress Energy will continue to grow its customer base and focus on value-added services and technologies to enhance customer relationships. Downstream Energy will operate within the electric utilities as an integrated delivery business until any potential restructuring of the utility business occurs.

Telecom will transport voice and data for major carriers, and will focus its expansion on the "local loop" within the Company's existing service territories. While Telecom's long-haul backbone is essentially complete, it will continue its metro expansion into second and third tier cities and provide customers in those areas with access to the world's primary telecommunication centers on the East Coast.

Compliance costs related to current and future environmental laws and regulations could affect earnings if such costs are not fully recovered. The Clean Air Act and other important environmental items are discussed in "Environmental Matters" under OTHER MATTERS below.

As regulated entities, both electric utilities and the gas utility are subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, the utilities record certain assets and liabilities resulting from the effects of the ratemaking process, which would not be recorded under generally accepted accounting principles for non-regulated entities. The utilities' ability to continue to meet the criteria for application of SFAS No. 71 may be affected in the future by competitive forces and restructuring in the electric utility industry. In the event that SFAS No. 71 no longer applied to a separable portion of the utilities' operations, related regulatory assets and liabilities would be eliminated unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment of utility plant assets as determined pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Effective January 1, 2002, the Company adopted SFAS No. 144, which supersedes SFAS No. 121 (See Note 1L).

OTHER MATTERS

PROGRESS VENTURES – GENERATION

In July 2001, Progress Ventures announced that it is building a plant to include two 160 MW combustion turbine peaking generators at a site in DeSoto County, Florida, about 50 miles east of Sarasota. Plant capacity has been sold to another utility through May 2005. Environmental permits and zoning have been approved for the plant site, and construction is under way. The plant is expected to be completed in June 2002.

In June 2001, the NCUC held a hearing concerning Progress Energy's application to transfer certificates granted for generating units in Rowan County, N.C., from the regulated electric utility, CP&L, to Progress Ventures. In October 2001, the NCUC approved the transfer of three 160 MW combustion turbine generators and related generation infrastructure at the Rowan County facility from CP&L to Progress Ventures. These assets were transfered in February 2002. The generating units were completed in May 2001 and the majority of their output is sold under long-term wholesale contracts.

On November 6, 2001, Progress Ventures, Inc. announced that it had entered into a definitive agreement with LG&E Energy Corp., a subsidiary of Powergen plc, to acquire two electric generating projects totaling nearly 1,100 megawatts in Georgia for a total cash consideration of $345 million. The two projects consist of 1) the Walton project in Monroe, Georgia, a 460 MW natural gas-fired plant placed in service in June 2001 and 2) the Washington project in Washington County, Georgia, a planned 600 MW natural gas-fired plant expected to be operational by June 2003. The transaction, which was finalized in February 2002, included a power purchase agreement with LG&E Marketing for both projects through December 31, 2004. In addition, there is a project management completion agreement with LG&E whereby Progress Ventures assumed certain liabilities to facilitate buildout of the Washington project. The estimated costs to complete the Washington project are approximately $165 million.

PROGRESS VENTURES – FUEL ACQUISITION

On January 11, 2002, Progress Energy announced that it had entered into a letter of intent with Westchester Gas Company to acquire approximately 215 producing natural gas wells, 52 miles of intrastate gas pipeline and 170 miles of gas-gathering systems. The properties are located within a 25-mile radius of Jonesville, Texas, on the Texas-Louisiana border. This will add 140 billion cubic feet (Bcf) of gas reserves to Progress Ventures' fuel business, which more than doubles its gas reserves and potential annual production levels. Total consideration of $153 million is expected to include $135 million in Company common stock and $18 million in cash. This transaction is expected to be completed in the first half of 2002.

NATURAL GAS ACTIVITIES

The Eastern North Carolina Natural Gas Co. (EasternNC) is a corporation formed equally between the Albemarle Pamlico Economic Development Corporation (APEC) and Progress Energy to build an 850-mile natural gas pipeline system to serve 14 eastern North Carolina counties. EasternNC has begun surveying, designing, engineering and environmental permitting for the first phase of the project. The initial phase consists of about 125 miles of transmission (6- to 12-inch diameter) pipeline and about 75 miles of distribution (2- to 6-inch diameter) pipe. Construction of the first phase began in October 2001 and is scheduled to be completed by mid-summer 2002. The entire project is expected to be completed by the end of 2004.

Progress Energy has agreed to fund a portion of the project, currently estimated to be approximately $22 million. EasternNC plans to obtain additional capital through funding from general obligation bonds issued by the State of North Carolina. The NCUC approved $38.7 million from bond funds for Phase I of the project in July 2000. On March 20, 2001, EasternNC filed its amended application for approval of the route design for Phases 2–7 of the project and additional bond funds of $149.6 million to construct this system. By order issued June 7, 2001, the NCUC approved construction of Phases 2–7 of the project, which addresses the remaining eight counties, and awarded EasternNC an additional $149.6 million in bond funds to finance the construction of the facilities associated with these phases.

CURRENT REGULATORY ENVIRONMENT

GENERAL The Company's electric and gas utility operations in North Carolina, South Carolina and Florida are regulated by the NCUC, the Public Service Commission of South Carolina (SCPSC) and the Florida Public Service Commission (FPSC), respectively. The electric businesses are also subject to regulation by the Federal Energy Regulatory Commission (FERC), the U.S. Nuclear Regulatory Commission (NRC) and other federal and state agencies common to the utility business. In addition, the Company is subject to regulation by the U.S. Securities and Exchange Commission (SEC) as a registered holding company under PUHCA. As a result of regulation, many of the fundamental business decisions, as well as the rate of return the electric utilities and the gas utility are permitted to earn, are subject to the approval of governmental agencies.

ELECTRIC INDUSTRY RESTRUCTURING CP&L and Florida Power continue to monitor progress toward a more competitive environment and have actively participated in regulatory reform deliberations in North Carolina, South Carolina and Florida. Movement toward deregulation in these states has been affected by recent developments, including developments related to deregulation of the electric industry in California and other states.

- *North Carolina.* On January 23, 2001, the Commission on the Future of Electric Service in North Carolina announced that it would not recommend any new laws on electricity deregulation to the 2001 session of the North Carolina General Assembly, citing the commission's determination that more research is needed. The commission's initial report to the General Assembly, issued on May 16, 2000, had contained several proposals, including a recommendation that electric retail competition should begin in North Carolina by 2006. At its January 23, 2001, meeting, the commission requested that the NCUC consider regulatory changes to facilitate the construction of wholesale generation facilities by private companies, including the elimination of requirements that such companies provide proof of a committed customer base and need for additional power in order to obtain operating licenses. On May 21, 2001, the NCUC adopted a revised rule which streamlined the certification process for wholesale merchant generating plants.
- *South Carolina.* The Company expects that the South Carolina General Assembly will continue to monitor the experiences of states that have implemented electric restructuring legislation.
- *Florida.* On January 31, 2001, the Florida 2020 Study Commission voted to forward a "proposed outline for wholesale restructuring" to the Florida legislature for its consideration in the 2001 session. The wholesale restructuring outline is intended to facilitate the evolution of a more robust wholesale marketplace in Florida. On December 11, 2001 the study commission issued its final report. The report covered a number of issues with recommendations in the areas of wholesale competition and reliability, efficiency, transmission infrastructure, environmental issues and new technologies. A key recommendation related to wholesale competition and reliability permits the transfer or sale of existing generation at book value and on a plant-by-plant basis, with the sale and transfer being at the discretion of the investor-owned utility. The Florida legislature did not take any action on the proposed outline or final report during the 2001 session.

The Company cannot anticipate when, or if, any of these states will move to increase competition in the electric industry.

FLORIDA RETAIL RATE PROCEEDING Florida Power previously operated under an agreement committing several parties not to seek any reduction in its base rates or authorized return on equity. That agreement expired on June 30, 2001. On June 20, 2001, the FPSC initiated a rate proceeding regarding Florida Power's future base rates when it issued an order that Florida Power be required to hold $114 million of revenue subject to refund and to file, by September 14, 2001, minimum filing requirements based on a projected 2002 test year. On July 2, 2001, Florida Power filed a request for rehearing of the portion of the FPSC's order requiring that it hold $114 million of revenues subject to refund on the grounds that the order contradicted FPSC precedent, was inconsistent with the applicable statutory requirements and violated Florida Power's due process rights. On October 16, 2001, the Commission approved Florida Power's motion for reconsideration and reduced the revenue subject to refund by $16 million to $98 million. The Commission may also allow Florida Power to reduce the amount subject to refund if it is successful in recovering certain expenses incurred during 2001.

On September 14, 2001, Florida Power submitted its required rate filing, including its revenue requirements and supporting testimony. Under the filing, Florida Power customers would receive a $5 million annual credit for 15 years, or $75 million in total, from net synergies of its merger with Progress Energy. Additionally, the filing provides that the regulatory asset related to the purchase of Tiger Bay cogeneration facility in 1997 would be fully amortized by the end of 2003, which would provide customers with a further rate reduction of $37 million annually, beginning in 2004. Included in the filing is an incentive regulatory plan, which would provide for additional rate reductions through efficiencies derived as a result of Florida Power's ability to lower the future costs of its utility operations. Florida Power filed supplemental minimum filing requirements and testimony on November 15, 2001. Hearings are scheduled to begin March 20, 2002, with a final decision expected in July 2002. The FPSC has encouraged its staff, Florida Power and other parties to negotiate a settlement, if possible, before the hearings begin. Progress Energy cannot predict the outcome or impact of these matters.

OTHER RETAIL RATE MATTERS See Note 13B to the Progress Energy consolidated financial statements for additional information on the Company's other retail rate matters.

REGIONAL TRANSMISSION ORGANIZATIONS In October 2000, Florida Power, along with Florida Power & Light Company and Tampa Electric Company, filed with FERC an application for approval of a regional transmission organization, or RTO, for peninsular Florida, currently named GridFlorida. On March 28, 2001, FERC issued an order provisionally granting GridFlorida RTO status and directing the GridFlorida applicants to make certain changes in the RTO documents and to file such changes within 60 days. On May 29, 2001, the GridFlorida applicants made the compliance filing as directed by FERC, but FERC has not yet issued an order on that compliance filing.

On May 16, 2001, the FPSC initiated dockets to review the prudence of the GridFlorida applicants' decision to form and participate in the GridFlorida RTO. The GridFlorida applicants have announced that they will hold GridFlorida development activities in abeyance. On June 27, 2001, the FPSC issued an order establishing a two-phase process for addressing these GridFlorida RTO issues in the context of Florida Power's pending rate case. In the first phase, the FPSC will address the general issues associated with the prudence of the GridFlorida RTO on an expedited basis. FPSC hearings were held in October 2001 on the phase one issues, and the FPSC issued an order in December 2001. The order states, among other things, that the GridFlorida applicants acted prudently in moving to establish an RTO for Florida. However, the order also directs the GridFlorida applicants to make certain changes to the proposed GridFlorida structure and refile with the FPSC within 90 days of the order. The GridFlorida applicants are in the process of making the required changes to GridFlorida. The second phase will address ratemaking issues and will be decided as part of the general rate proceeding. Progress Energy cannot predict the outcome or impact of these matters.

In October 2000, CP&L, along with Duke Energy Corporation and South Carolina Electric & Gas Company filed with FERC an application for approval of a for-profit transmission company, currently named GridSouth. On July 12, 2001, FERC issued an order granting GridSouth RTO status and directing that certain modifications to the RTO documents be made and filed within 90 days.

CP&L has applied to the NCUC and the SCPSC for permission to transfer operational control of its transmission assets to GridSouth. On June 21, 2001, the Public Staff of the NCUC filed a motion asking the NCUC to hold the GridSouth docket in abeyance until the U.S. Supreme Court had ruled on the appeal of FERC's Order No. 888. That appeal addresses the scope of FERC's jurisdiction over transmission service used to serve retail customers. The appeal of Order No. 888 was heard by the Court on October 3, 2001, with a decision anticipated in the summer of 2002. The NCUC issued an order holding that CP&L's and Duke Energy Corporation's petition to transfer operational control of their transmission assets to GridSouth shall be held in abeyance pending further order. In February 2002, CP&L and the other GridSouth applicants withdrew the GridSouth application from the NCUC and SCPSC for purposes of making certain revisions to the GridSouth proposal. The GridSouth applicants plan to refile their application once those changes have been made. Progress Energy cannot predict the outcome of this matter.

On July 12, 2001, FERC issued an order requiring certain parties, including CP&L, Duke Energy Corporation, South Carolina Electric & Gas Company, Southern Company and Entergy to engage in a mediation to develop a plan for a single RTO for the Southeast. The GridFlorida applicants and the parties to the GridFlorida docket before FERC were encouraged to participate, but were not required to do so. Florida Power and CP&L participated in the mediation. On September 10, 2001, the presiding administrative law judge of the mediation submitted a mediation report to FERC. The report, which has not yet been acted on by FERC, recommended adoption of a for-profit transmission company RTO model. FERC held a discussion on the mediation report on November 24, 2001. In January 2002, FERC stated that it would issue orders on the RTO formations for the Southeast during the first half of 2002 after the development of a standardized market design for the wholesale electricity market. Progress Energy cannot predict the outcome of these matters or the effect that it may have on the GridFlorida proceedings currently ongoing before the FERC and the FPSC or the GridSouth proceedings currently ongoing before FERC, the SCPSC or the NCUC.

FRANCHISE LITIGATION

Five cities, with a total of approximately 36,000 customers, have sued Florida Power in various circuit courts in Florida. The lawsuits principally seek 1) a declaratory judgment that the cities have the right to purchase Florida Power's electric distribution system located within the municipal boundaries of the cities, 2) a declaratory judgment that the value of the distribution system must be determined through arbitration, and 3) injunctive relief requiring Florida Power to continue to collect from Florida Power's customers and remit to the cities, franchise fees during the pending litigation, and as long as Florida Power continues to occupy the cities' rights-of-way to provide electric service, notwithstanding the expiration of the franchise ordinances under which Florida Power had agreed to collect such fees. Three circuit courts have entered orders requiring arbitration to establish the purchase price of Florida Power's electric distribution facilities within three cities. One appellate court has held that one city has the right to determine the value of Florida Power's facilities within the city through arbitration. To date, no city has attempted to actually exercise the right to purchase any portion of Florida Power's electric distribution system, nor has there been any proceeding to determine the value at which such a purchase could be made. Arbitration has been scheduled for two of the cases in the third quarter of 2002. Progress Energy cannot predict the outcome of these matters.

NUCLEAR

In the Company's retail jurisdictions, provisions for nuclear decommissioning costs are approved by the NCUC, the SCPSC and the FPSC and are based on site-specific estimates that include the costs for removal of all radioactive and other structures at the site. In the wholesale jurisdictions, the provisions for nuclear decommissioning costs are approved by FERC. See Note 11 to the Progress Energy consolidated financial statements for a discussion of the Company's nuclear decommissioning costs.

On December 21, 2000, CP&L received permission from the NRC to increase its storage capacity for spent fuel rods in Wake County, North Carolina. The NRC's decision came two years after CP&L asked for permission to open two unused storage pools at the Shearon Harris Nuclear Plant (Harris Plant). The approval means CP&L can complete cooling systems and install storage racks in its third and fourth storage pools at the Harris Plant.

Orange County, North Carolina, appealed the NRC license amendment to expand spent fuel storage capacity at CP&L's Harris Plant. On May 31, 2001, Orange County filed a petition for review in the U.S. Court of Appeals for the District of Columbia, and on June 1, 2001, filed a request for stay and expedition of the case with the court.

On June 29, 2001, U.S. Court of Appeals denied Orange County's motion for a stay and rejected the request for an expedited schedule for the appeal. The court is expected to issue a briefing schedule for the case sometime in early 2002. Progress Energy cannot predict the outcome of this matter.

As required under the Nuclear Waste Policy Act of 1982, CP&L and Florida Power each entered into a contract with the U.S. Department of Energy (DOE) under which the DOE agreed to begin taking spent nuclear fuel by no later than January 31, 1998. All similarly situated utilities were required to sign the same standard contract. See Note 20D2 to the Progress Energy consolidated financial statements for a discussion of recent spent nuclear fuel and DOE developments.

Several projects, commonly referred to as power uprate projects, are currently being evaluated and implemented at CP&L's nuclear facilities to increase electrical generation output. A power uprate was completed at the Harris Plant during 2001 and power uprates are in progress at the Brunswick and Robinson Nuclear Plants, which will be implemented in phases over the next several years following regulatory approval. The total increased generation from these projects is estimated to be approximately 250 megawatts.

SYNTHETIC FUELS

Progress Energy, through its subsidiaries, is a majority owner in five entities and a minority owner in one entity that own facilities that produce synthetic fuel, as defined under the Internal Revenue Service Code (Code). The production and sale of the synthetic fuel from these facilities qualifies for tax credits under Section 29 of the Code (Section 29) if certain requirements are satisfied, including a requirement that the synthetic fuel differs significantly in chemical composition from the coal used to produce such synthetic fuel. All entities have received private letter rulings (PLR's) from the Internal Revenue Service (IRS) with respect to their synthetic fuel operations. The PLR's do not limit the production on which synthetic fuel tax credits may be claimed.

Should the tax credits be denied on future audits, and Progress Energy fails to prevail through the IRS or legal process, there could be a significant tax liability owed for previously taken Section 29 credits, with a significant impact on earnings and cash flows. In management's opinion, Progress Energy is complying with all the necessary requirements to be allowed such credits under Section 29 and believes it is probable, although it cannot provide certainty, that it will prevail if challenged by the IRS on any credits taken.

ENVIRONMENTAL MATTERS

The Company is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under federal and state laws. The lead or sole regulatory agency that is responsible for a particular former coal tar site depends largely upon the state in which the site is located. There are several manufactured gas plant (MGP) sites to which both electric utilities and the gas utility have some connection. In this regard, both electric utilities and the gas utility, with other potentially responsible parties, are participating in investigating and, if necessary, remediating former coal tar sites with several regulatory agencies, including, but not limited to, the U.S. Environmental Protection Agency (EPA), the Florida Department of Environmental Protection (FDEP) and the North Carolina Department of Environment and Natural Resources, Division of Waste Management (DWM). Although the electric utilities and the gas utility may incur costs at these sites about which it has been notified, based upon current status of these sites, the Company does not expect those costs to be material to its consolidated financial position or results of operations. The Company has accrued amounts to address known costs at certain of these sites.

Both electric utilities, the gas utility and Progress Ventures are periodically notified by regulators such as the EPA and various state agencies of their involvement or potential involvement in sites, other than MGP sites, that may require investigation and/or remediation. Although Progress Energy's subsidiaries may incur costs at the sites about which they have been notified, based upon the current status of these sites, Progress Energy does not expect those costs to be material to the consolidated financial position or results of operations of the Company.

There has been and may be further proposed Federal legislation requiring reductions in air emissions for nitrogen oxides, sulfur dioxide and mercury setting forth national caps and emission levels over an extended period of time. This national multi-pollutant approach would have significant costs which could be material to the Company's consolidated financial position or results of operations. Some companies may seek recovery of the related cost through rate adjustments or similar mechanisms. Progress Energy cannot predict the outcome of this matter.

The EPA has been conducting an enforcement initiative related to a number of coal-fired utility power plants in an effort to determine whether modifications at those facilities were subject to New Source Review requirements or New Source Performance Standards under the Clean Air Act. Both CP&L and Florida Power were asked to provide information to the EPA as part of this initiative and cooperated in providing the requested information. The EPA has initiated civil enforcement actions against other unaffiliated utilities as part of this initiative, some of which have resulted in settlement agreements calling for expenditures ranging from $1.0 billion to $1.4 billion. A utility that was not subject to a civil enforcement action settled its New Source Review issues with the EPA for $300 million. These settlement agreements have generally called for expenditures to be made over extended time periods, and some of the companies may seek recovery of the related cost through rate adjustments or similar mechanisms. Progress Energy cannot predict the outcome of this matter.

In 1998, the EPA published a final rule addressing the issue of regional transport of ozone. This rule is commonly known as the NOx SIP Call. The EPA's rule requires 23 jurisdictions, including North and South Carolina, Georgia, but not Florida, to further reduce nitrogen oxide emissions in order to attain a preset state NOx emission level by May 31, 2004. CP&L is evaluating necessary measures to comply with the rule and estimates its related capital expenditures to meet these measures in North and South Carolina could be approximately $370 million, which has not been adjusted for inflation. A portion of this amount that is committed to be spent from 2002 to 2004 is discussed in the "Investing Activities" section under LIQUIDITY AND CAPITAL RESOURCES above. Increased operation and maintenance costs relating to the NOx SIP Call are not expected to be material to Progress Energy's results of operations. Further controls are anticipated as electricity demand increases. Progress Energy cannot predict the outcome of this matter.

In July 1997, the EPA issued final regulations establishing a new eight-hour ozone standard. In October 1999, the District of Columbia Circuit Court of Appeals ruled against the EPA with regard to the federal eight-hour ozone standard. The U.S. Supreme Court has upheld, in part, the District of Columbia Circuit Court of Appeals decision. Further litigation and rulemaking are anticipated. North Carolina adopted the federal eight-hour ozone standard and is proceeding with the implementation process. North Carolina has promulgated final regulations, which will require CP&L to install nitrogen oxide controls under the State's eight-hour standard. The cost of those controls is included in the cost estimate of $370 million set forth above.

The EPA published a final rule approving petitions under Section 126 of the Clean Air Act, which requires certain sources to make reductions in nitrogen oxide emissions by May 1, 2003. The final rule also includes a set of regulations that affect nitrogen oxide emissions from sources included in the petitions. The North Carolina fossil-fueled electric generating plants are included in these petitions. Acceptable state plans under the NOx SIP Call can be approved in lieu of the final rules the EPA approved as part of the 126 petitions. CP&L, other utilities, trade organizations and other states participated in litigation challenging the EPA's action. On May 15, 2001, the District of Columbia Circuit Court of Appeals ruled in favor of the EPA, which will require North Carolina to make reductions in nitrogen oxide emissions by May 1, 2003. However, the Court in its May 15th decision rejected the EPA's methodology for estimating the future growth factors the EPA used in calculating the emissions limits for utilities. In August 2001, the Court granted a request by CP&L and other utilities to delay the implementation of the 126 Rule for electric generating units pending resolution by the EPA of the growth factor issue. The Court's order tolls the three-year compliance period (originally set to end on May 1, 2003) for electric generating units as of May 15, 2001. On January 16, 2002, the EPA issued a memo to harmonize the compliance dates for the Section 126 Rule and the NOx SIP Call. The new compliance date for all affected sources is now May 31, 2004, rather than May 1, 2003, subject to the completion of the EPA's response to the related court decision on the growth factor issue. Progress Energy cannot predict the outcome of this matter.

On November 1, 2001, Progress Energy completed the sale of the Inland Marine Transportation segment to AEP Resources, Inc. In connection with the sale, Progress Energy entered into environmental indemnification provisions covering both unknown and known sites. Progress Energy has recorded an accrual to cover estimated probable future environmental expenditures. Progress Energy believes that it is reasonably possible that additional costs, which cannot be currently estimated, may be incurred related to the environmental indemnification provision beyond the amounts accrued. Progress Energy cannot predict the outcome of this matter.

Both electric utilities, the gas utility and Progress Ventures have filed claims with the Company's general liability insurance carriers to recover costs arising out of actual or potential environmental liabilities. Some claims have been settled and others are still pending. While management cannot predict the outcome of these matters, the outcome is not expected to have a material effect on the consolidated financial position or results of operations.

NEW ACCOUNTING STANDARDS

See Note 1L to the Progress Energy consolidated financial statements for a discussion of the impact of new accounting standards.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the potential loss arising from adverse changes in market rates and prices. Certain market risks are inherent in the Company's financial instruments, which arise from transactions entered into in the normal course of business. The Company's primary exposures are changes in interest rates with respect to its long-term debt and commercial paper, and fluctuations in the return on marketable securities with respect to its nuclear decommissioning trust funds. The Company manages its market risk in accordance with its established risk management policies, which may include entering into various derivative transactions.

These financial instruments are held for purposes other than trading. The fair value of the Company's open trading positions was less than $0.2 million at December 31, 2001. The risks discussed below do not include the price risks associated with non-financial instrument transactions and positions associated with the Company's operations, such as purchase and sales commitments and inventory.

INTEREST RATE RISK

The Company manages its interest rate risks through the use of a combination of fixed and variable rate debt. Variable rate debt has rates that adjust in periods ranging from daily to monthly. Interest rate derivative instruments may be used to adjust interest rate exposures and to protect against adverse movements in rates.

The following tables provide information as of December 31, 2001 and 2000, respectively, about the Company's interest-rate risk-sensitive instruments. The tables present principal cash flows and weighted-average interest rates by expected maturity dates for the fixed and variable rate long-term debt, commercial paper, FPC obligated mandatorily redeemable securities of trust, and other short-term indebtedness. The tables also include estimates of the fair value of the Company's interest rate sensitive instruments based on quoted market prices for these or similar issues. For interest-rate swaps and interest-rate forward contracts, the tables present notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the interest-rate swaps and the settlement amounts under the interest-rate forward contracts.

December 31, 2001

dollars in millions	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value December 31, 2001[(a)]
Fixed rate long-term debt	$ 188	$ 283	$ 869	$ 348	$ 909	$5,379	$ 7,976	$8,322
Average interest rate	6.38%	6.42%	6.67%	7.39%	6.78%	6.97%	6.90%	–
Variable rate long-term debt	–	–	–	–	–	$ 620	$ 620	$ 621
Average interest rate	–	–	–	–	–	1.58%	1.58%	–
Commercial paper[(b)]	–	$ 415	$ 450	–	–	–	$ 865	$ 865
Average interest rate	–	2.89%	3.02%	–	–	–	2.96%	–
Extendible notes	$ 500	–	–	–	–	–	$ 500	$ 500
Average interest rate – variable rate	2.83%	–	–	–	–	–	2.83%	–
FPC mandatorily redeemable securities of trust	–	–	–	–	–	$ 300	$ 300	$ 291
Fixed rate	–	–	–	–	–	7.10%	7.10%	–
Interest-rate swaps:								
Pay fixed/receive variable[(c)]	$ 500	–	–	–	–	–	$ 500	$ (18.5)

(a) Fair value includes accrued interest

(b) Excludes short-term commercial paper

(c) Receives floating rate based on three-month LIBOR and pays fixed rates of 7.17%. Designated as a hedge of interest payments on $500 million of Extendible notes.

December 31, 2000

dollars in millions	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value December 31, 2000[a]
Fixed rate long-term debt	$ 184	$ 182	$ 282	$ 368	$ 348	$2,319	$3,683	$3,636
Average interest rate	6.84%	6.45%	6.42%	6.83%	7.40%	7.03%	6.96%	–
Variable rate long-term debt	–	–	–	–	–	$ 620	$ 620	$ 621
Average interest rate	–	–	–	–	–	4.72%	4.72%	–
Commercial paper[b]	–	–	$ 986	–	–	–	$ 986	$ 986
Average interest rate	–	–	7.25%	–	–	–	7.25%	–
Extendible notes	–	$ 500	–	–	–	–	$ 500	$ 500
Average interest rate – variable rate	–	6.76%	–	–	–	–	6.76%	–
FPC mandatorily redeemable securities of trust	–	–	–	–	–	$ 300	$ 300	$ 272
Fixed rate	–	–	–	–	–	7.10%	7.10%	–
Interest-rate swaps:								
Pay fixed/receive variable[c]	–	$ 500	–	–	–	–	$ 500	$ (9.1)
Interest rate forward contracts related to anticipated long-term debt issuances[d]	$ 1,125	–	–	–	–	–	$ 1,125	$ (37.5)

(a) Fair value includes accrued interest

(b) Excludes short-term commercial paper

(c) Receives floating rate based on three-month LIBOR and pays fixed rate of 7.17%. Designated as a hedge of interest payments on $500 million of Extendible notes.

(d) Receives floating rate based on three-month LIBOR and pays weighted-average fixed rates of approximately 6.77%

MARKETABLE SECURITIES PRICE RISK

The Company's electric utility subsidiaries maintain trust funds, pursuant to NRC requirements, to fund certain costs of decommissioning their nuclear plants. These funds are primarily invested in stocks, bonds and cash equivalents, which are exposed to price fluctuations in equity markets and to changes in interest rates. The fair value of these funds was $822.8 million and $812.0 million at December 31, 2001 and 2000, respectively. The Company actively monitors its portfolio by benchmarking the performance of its investments against certain indices and by maintaining, and periodically reviewing, target allocation percentages for various asset classes. The accounting for nuclear decommissioning recognizes that the Company's regulated electric rates provide for the recovery of these costs net of any trust fund earnings and, therefore, fluctuations in trust fund marketable security returns do not affect the earnings of the Company.

CVO MARKET VALUE RISK

In connection with the acquisition of FPC, the Company issued 98.6 million CVOs. Each CVO represents the right to receive contingent payments based on the performance of four synthetic fuel facilities purchased by subsidiaries of FPC in October 1999. The payments, if any, are based on the net after-tax cash flows the facilities generate. These CVOs are recorded at fair value and unrealized gains and losses from changes in fair value are recognized in earnings. At December 31, 2001, the fair value of these CVOs was $41.9 million. A hypothetical 10% decrease in market price would result in a $4.2 million decrease in the fair value of the CVOs.

The matters discussed throughout this annual report that are not historical facts are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

Examples of forward-looking statements include, but are not limited to, statements under the following headings in Management's Discussion and Analysis of Financial Condition and Results of Operations: 1) LIQUIDITY AND CAPITAL RESOURCES about estimated capital requirements through the year 2004 and future financing plans, 2) FUTURE OUTLOOK about the Company's future earnings potential, and 3) OTHER MATTERS about the effects of new environmental regulations, nuclear decommissioning costs and the effect of electric utility industry restructuring.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Examples of factors that you should consider with respect to any forward-looking statements made throughout this document include, but are not limited to, the following: governmental policies and regulatory actions (including those of the Federal Energy Regulatory Commission, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Energy, the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended, the North Carolina Utilities Commission, the Public Service Commission of South Carolina and the Florida Public Service Commission), particularly legislative and regulatory initiatives that may impact the speed and degree of the restructuring of the electricity industry and the results of negotiations related to the expiration of Florida Power's rate stipulation; the outcome of legal and administrative proceedings, including proceedings before our principal regulators; risks associated with operating nuclear power facilities, availability of nuclear waste storage facilities, and nuclear decommissioning costs; terrorist threats and activities, particularly with respect to our facilities, economic uncertainty caused by recent terror attacks on the United States, and potential adverse reactions to United States anti-terrorism activities; changes in the economy of areas served by CP&L, Florida Power or NCNG; the extent to which we are able to obtain adequate and timely rate recovery of costs, including potential stranded costs arising from the restructuring of the electricity industry; weather conditions and catastrophic weather-related damage; general industry trends, increased competition from energy and gas suppliers, and market demand for energy; inflation and capital market conditions; the extent to which we are able to realize the potential benefits of our acquisition of Florida Progress Corporation and successfully integrate it with the remainder of our business; the extent to which we are able to realize the potential benefits of the conversion of Carolina Power & Light Company to a non-regulated holding company structure and the success of our direct and indirect subsidiaries; the extent to which we are able to use tax credits associated with the operations of the synthetic fuel facilities; the extent to which we are able to reduce our capital expenditures through the utilization of the natural gas expansion fund established by the North Carolina Utilities Commission; and unanticipated changes in operating expenses and capital expenditures.

All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond the control of the Company. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor can it assess the effect of each such factor on the Company.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PROGRESS ENERGY, INC.

We have audited the accompanying consolidated balance sheets of Progress Energy, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common stock equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Florida Progress Corporation (a consolidated subsidiary since November 30, 2000) for the year ended December 31, 2000, which statements reflect total assets constituting 31% of the related consolidated total assets at December 31, 2000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Florida Progress Corporation as of December 31, 2000, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Deloitte & Touche LLP

Raleigh, North Carolina
February 15, 2002

MANAGEMENT REPORT

The management of Progress Energy, Inc. is responsible for the information and representations contained in the financial statements and other sections of this annual report. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, using informed judgments and estimates where appropriate. The information in other sections of this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and the financial statements are reliable. This system is augmented by a strong program of internal audit.

The Board of Directors pursues its oversight role for financial reporting and accounting through its audit committee. The committee, which is composed entirely of outside directors, meets periodically with management and the Company's internal auditors, who have free access to the committee without management present, to discuss auditing, internal accounting control and financial reporting matters.

The independent auditors, Deloitte & Touche LLP, are engaged to express an opinion on the Company's financial statements. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the financial statements do not contain material misstatements.

Peter M. Scott III
Executive Vice President and Chief Financial Officer
Financial Services

CONSOLIDATED STATEMENTS OF INCOME

in thousands, except per share data

Years ended December 31	2001	2000	1999
OPERATING REVENUES			
Electric	$ 6,556,561	$ 3,549,821	$ 3,146,158
Natural gas	321,385	324,499	98,903
Diversified businesses	1,583,513	229,093	119,866
Total Operating Revenues	8,461,459	4,103,413	3,364,927
OPERATING EXPENSES			
Fuel used in electric generation	1,559,998	686,754	581,340
Purchased power	868,078	364,977	365,425
Gas purchased for resale	243,451	250,902	67,465
Other operation and maintenance	1,246,835	823,549	682,407
Depreciation and amortization	1,090,178	754,748	503,105
Taxes other than on income	383,824	165,393	142,741
Diversified businesses	1,825,320	352,992	174,589
Total Operating Expenses	7,217,684	3,399,315	2,517,072
OPERATING INCOME	1,243,775	704,098	847,855
OTHER INCOME (EXPENSE)			
Interest income	22,206	26,984	10,336
Impairment of investments	(164,183)	–	–
Gain on sale of assets	–	200,000	–
Other, net	(27,018)	12,338	(41,018)
Total Other Income (Expense)	(168,995)	239,322	(30,682)
INTEREST CHARGES			
Long-term debt	592,477	237,494	180,676
Other interest charges	110,355	45,459	10,298
Allowance for borrowed funds used during construction	(18,019)	(20,668)	(11,510)
Total Interest Charges, Net	684,813	262,285	179,464
INCOME BEFORE INCOME TAXES	389,967	681,135	637,709
INCOME TAX EXPENSE (BENEFIT)	(151,643)	202,774	258,421
NET INCOME	$ 541,610	$ 478,361	$ 379,288
AVERAGE COMMON SHARES OUTSTANDING	204,683	157,169	148,344
BASIC EARNINGS PER COMMON SHARE	$ 2.65	$ 3.04	$ 2.56
DILUTED EARNINGS PER COMMON SHARE	$ 2.64	$ 3.03	$ 2.55
DIVIDENDS DECLARED PER COMMON SHARE	$ 2.135	$ 2.075	$ 2.015

See Notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

in thousands, except share amounts

December 31	2001	2000
ASSETS		
UTILITY PLANT		
Electric utility plant in service	$ 19,176,021	$ 18,124,036
Gas utility plant in service	491,903	378,464
Accumulated depreciation	(10,096,412)	(9,350,235)
Utility plant in service, net	9,571,512	9,152,265
Held for future use	15,380	16,302
Construction work in progress	1,065,154	1,043,439
Nuclear fuel, net of amortization	262,869	224,692
Total Utility Plant, Net	10,914,915	10,436,698
CURRENT ASSETS		
Cash and cash equivalents	54,419	101,296
Accounts receivable	944,753	925,911
Taxes receivable	32,325	–
Inventory	886,747	420,985
Deferred fuel cost	146,652	217,806
Prepayments	36,150	50,040
Assets held for sale, net	–	747,745
Other current assets	226,947	192,347
Total Current Assets	2,327,993	2,656,130
DEFERRED DEBITS AND OTHER ASSETS		
Regulatory assets	455,325	613,200
Nuclear decommissioning trust funds	822,821	811,998
Diversified business property, net	1,073,046	729,662
Miscellaneous other property and investments	456,880	598,235
Goodwill, net	3,690,210	3,652,429
Prepaid pension costs	489,600	373,151
Other assets and deferred debits	509,001	239,198
Total Deferred Debits and Other Assets	7,496,883	7,017,873
TOTAL ASSETS	$ 20,739,791	$ 20,110,701
CAPITALIZATION AND LIABILITIES		
COMMON STOCK EQUITY		
Common stock without par value, 500,000,000 shares authorized, 218,725,352 and 206,089,047 shares issued and outstanding, respectively	$ 4,121,194	$ 3,621,610
Unearned restricted shares (674,511 and 653,344 shares, respectively)	(13,701)	(12,708)
Unearned ESOP shares (5,199,388 and 5,782,376 shares, respectively)	(114,385)	(127,211)
Accumulated other comprehensive loss	(32,180)	–
Retained earnings	2,042,605	1,942,510
Total Common Stock Equity	6,003,533	5,424,201
PREFERRED STOCK OF SUBSIDIARIES – NOT SUBJECT TO MANDATORY REDEMPTION	92,831	92,831
LONG-TERM DEBT	9,483,745	5,890,099
Total Capitalization	15,580,109	11,407,131
CURRENT LIABILITIES		
Current portion of long-term debt	688,052	184,037
Accounts payable	709,906	828,568
Interest accrued	212,387	121,433
Dividends declared	117,857	107,645
Short-term obligations	77,529	3,972,674
Other current liabilities	585,865	448,302
Total Current Liabilities	2,391,596	5,662,659
DEFERRED CREDITS AND OTHER LIABILITIES		
Accumulated deferred income taxes	1,434,506	1,807,192
Accumulated deferred investment tax credits	226,382	261,255
Regulatory liabilities	287,138	316,576
Other liabilities and deferred credits	820,060	655,888
Total Deferred Credits and Other Liabilities	2,768,086	3,040,911
COMMITMENTS AND CONTINGENCIES (NOTE 20)		
TOTAL CAPITALIZATION AND LIABILITIES	$ 20,739,791	$ 20,110,701

See Notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands

Years ended December 31	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 541,610	$ 478,361	$ 379,288
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of assets and investments (Note 1J)	208,983	–	–
Depreciation and amortization	1,189,171	846,279	592,001
Deferred income taxes	(366,490)	(95,366)	(32,495)
Investment tax credit	(22,895)	(18,136)	(10,299)
Gain on sale of assets	–	(200,000)	–
Change in deferred fuel	72,529	(76,704)	(39,052)
Net (increase) decrease in accounts receivable	210,871	(122,640)	(33,322)
Net (increase) decrease in inventories	(295,874)	13,726	(17,576)
Net (increase) decrease in prepaids and other current assets	(2,876)	60,727	(117,250)
Net increase (decrease) in accounts payable	(273,768)	242,902	24,555
Net increase (decrease) in other current liabilities	129,124	(142,551)	7,436
Other	54,614	(48,920)	75,867
Net Cash Provided by Operating Activities	1,444,999	937,678	829,153
INVESTING ACTIVITIES			
Gross utility property additions	(1,216,481)	(950,198)	(689,054)
Nuclear fuel additions	(115,663)	(59,752)	(75,641)
Acquisition of Florida Progress Corporation	–	(3,461,917)	–
Net proceeds from sale of assets	53,010	212,825	–
Contributions to nuclear decommissioning trust	(50,649)	(32,391)	(30,825)
Diversified business property additions	(349,670)	(157,628)	(157,802)
Investments in non-utility activities	(110)	(89,351)	(48,265)
Net Cash Used in Investing Activities	(1,679,563)	(4,538,412)	(1,001,587)
FINANCING ACTIVITIES			
Issuance of common stock, net	488,290	–	–
Issuance of long-term debt	4,564,243	783,052	400,970
Net increase (decrease) in commercial paper reclassified to long-term debt	(121,880)	123,697	268,500
Net increase (decrease) in short-term indebtedness	(3,896,182)	3,658,374	70,600
Net increase (decrease) in cash provided by checks drawn in excess of bank balances	(45,372)	115,337	(117,643)
Retirement of long-term debt	(322,207)	(710,373)	(113,335)
Dividends paid on common stock	(432,078)	(368,004)	(293,704)
Other	(47,127)	(66)	6,169
Net Cash Provided by Financing Activities	187,687	3,602,017	221,557
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(46,877)	1,283	49,123
INCREASE IN CASH FROM ACQUISITION (SEE NON-CASH ACTIVITIES)	–	20,142	1,876
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	101,296	79,871	28,872
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 54,419	$ 101,296	$ 79,871
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year – interest	$ 588,127	$ 244,224	$ 174,101
income taxes	$ 127,427	$ 367,665	$ 284,535

Non-cash Activities

- On July 15, 1999, the Company purchased all outstanding shares of North Carolina Natural Gas Corporation (NCNG) through the issuance of approximately $360 million in common stock.
- On June 28, 2000, Caronet, a wholly owned subsidiary of the Company, contributed net assets in the amount of $93.0 million in exchange for a 35% ownership interest (15% voting interest) in a newly formed company.
- On November 30, 2000, the Company purchased all outstanding shares of Florida Progress Corporation (FPC). In conjunction with the purchase of FPC, the Company issued approximately $1.9 billion in common stock and approximately $49.3 million in contingent value obligations.

See Notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK EQUITY

in thousands, except share and per share data

	Common Stock Outstanding Shares	Common Stock Outstanding Amount	Unearned Restricted Stock	Unearned ESOP Common Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Common Stock Equity
BALANCE, JANUARY 1, 1999	151,337,503	$1,382,524	$ (8,541)	$ (152,979)	$ –	$ 1,728,301	$2,949,305
Net income						379,288	379,288
Issuance of shares	8,262,147	360,509					360,509
Purchase of restricted stock			(2,507)				(2,507)
Restricted stock expense recognition			3,110				3,110
Allocation of ESOP shares		10,360		12,826			23,186
Dividends ($2.015 per share)						(300,244)	(300,244)
BALANCE, DECEMBER 31, 1999	159,599,650	1,753,393	(7,938)	(140,153)	–	1,807,345	3,412,647
Net income						478,361	478,361
Issuance of shares	46,527,797	1,863,886					1,863,886
Purchase of restricted stock			(10,067)				(10,067)
Restricted stock expense recognition			3,671				3,671
Cancellation of restricted shares	(38,400)	(1,626)	1,626				–
Allocation of ESOP shares		5,957		12,942			18,899
Dividends ($2.075 per share)						(343,196)	(343,196)
BALANCE, DECEMBER 31, 2000	206,089,047	3,621,610	(12,708)	(127,211)	–	1,942,510	5,424,201
Net income						541,610	541,610
SFAS No. 133 transition adjustment (net of tax of $15,130)					(23,567)		(23,567)
Change in net unrealized losses on cash flow hedges (net of tax of $13,268)					(20,703)		(20,703)
Foreign currency translation					(1,557)		(1,557)
Reclassification adjustment for amounts included in net income (net of tax of $8,739)					13,647		13,647
COMPREHENSIVE INCOME							**509,430**
Issuance of shares	12,658,027	488,592					488,592
Purchase of restricted stock			(7,992)				(7,992)
Restricted stock expense recognition			6,084				6,084
Cancellation of restricted shares	(21,722)	(915)	915				–
Allocation of ESOP shares		11,907		12,826			24,733
Dividends ($2.135 per share)						(441,515)	(441,515)
BALANCE, DECEMBER 31, 2001	**218,725,352**	**$4,121,194**	**$ (13,701)**	**$ (114,385)**	**$ (32,180)**	**$2,042,605**	**$6,003,533**

See Notes to consolidated financial statements.

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

in thousands, except per share data

	First Quarter[a]	Second Quarter[a]	Third Quarter[a]	Fourth Quarter[a]
Year ended December 31, 2001				
Operating revenues	$1,908,090	$2,315,643[e]	$2,330,547	$ 1,907,179
Operating income	309,855	284,075	453,518	196,327
Net income	154,003	111,702	366,443	(90,538)[d]
Common stock data:				
Basic earnings per common share	0.77	0.56	1.78	(0.43)[d]
Diluted earnings per common share	0.77	0.56	1.77	(0.42)[d]
Dividends paid per common share	0.530	0.530	0.530	0.530
Price per share – high	49.25	45.00	45.79	45.60
low	38.78	40.36	39.25	40.50
Year ended December 31, 2000				
Operating revenues	$ 878,618	$ 887,748	$1,064,908	$1,272,139
Operating income	186,588	209,628	277,300	30,582[c]
Net income	85,261	107,460	297,083[b]	(11,443)[c]
Common stock data:				
Basic earnings per common share	0.56	0.70	1.94[b]	(0.07)[c]
Diluted earnings per common share	0.56	0.70	1.93[b]	(0.07)[c]
Dividends paid per common share	0.515	0.515	0.515	0.515
Price per share – high	37.00	38.00	41.94	49.38
low	28.25	31.00	31.50	38.00

(a) In the opinion of management, all adjustments necessary to fairly present amounts shown for interim periods have been made. Results of operations for an interim period may not give a true indication of results for the year.

(b) Includes gain on sale of BellSouth Carolinas PCS Partnership interest.

(c) Includes approved further accelerated depreciation of $125 million on nuclear generating assets.

(d) Includes impairment and other one-time charges relating to SRS and Interpath of $152.8 million, after-tax.

(e) Includes seven months of revenue related to Progress Rail Services due to reversal of Net Assets Held for Sale accounting treatment.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION

Progress Energy, Inc. (the Company) is a registered holding company under the Public Utility Holding Company Act (PUHCA) of 1935, as amended. Both the Company and its subsidiaries are subject to the regulatory provisions of PUHCA. The Company was formed as a result of the reorganization of Carolina Power & Light Company (CP&L) into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of the Company. On December 4, 2000, the Company changed its name from CP&L Energy, Inc. to Progress Energy, Inc. Through its wholly owned subsidiaries, CP&L, Florida Power Corporation (Florida Power) and North Carolina Natural Gas Corporation (NCNG), the Company is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina, South Carolina and Florida and the transport, distribution and sale of natural gas in portions of North Carolina. Through the Progress Ventures business unit, the Company is involved in merchant energy generation, coal and synthetic fuel operations and energy marketing and trading. Through other business units, the Company engages in other non-regulated business areas, including energy management and related services, rail services and telecommunications.

The Company's results of operations include the results of Florida Progress Corporation (FPC) for the periods subsequent to November 30, 2000, and of NCNG for the periods subsequent to July 15, 1999 (See Note 2).

B. BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the activities of the Company and its majority-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation except as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which provides that profits on intercompany sales to regulated affiliates are not eliminated if the sales price is reasonable and the future recovery of the sales price through the rate-making process is probable. The accounting records of CP&L, Florida Power and NCNG (collectively, "the utilities") are maintained in accordance with uniform systems of accounts prescribed by the Federal Energy Regulatory Commission (FERC), the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (SCPSC) and the Florida Public Service Commission (FPSC). Certain amounts for 2000 and 1999 have been reclassified to conform to the 2001 presentation.

Unconsolidated investments in companies over which the Company does not have control, but has the ability to exercise influence over operating and financial policies (generally, 20% – 50% ownership) are accounted for under the equity method of accounting. Other investments are stated principally at cost. These investments, which total approximately $160 million at December 31, 2001, are included as miscellaneous other property and investments in the Consolidated Balance Sheets.

C. USE OF ESTIMATES AND ASSUMPTIONS

In preparing consolidated financial statements that conform with accounting principles generally accepted in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

D. INVENTORY

Inventory is carried at average cost. As of December 31, 2001 and 2000, inventory was comprised of:

in thousands	2001	2000
Fuel	$ 305,858	$ 150,786
Rail equipment and parts	200,697	–
Materials and supplies	354,587	269,546
Other	25,605	653
Inventory	$ 886,747	$ 420,985

E. UTILITY PLANT

The cost of additions, including betterments and replacements of units of property, is charged to utility plant. Maintenance and repairs of property, and replacements and renewals of items determined to be less than units of property, are charged to maintenance expense. The cost of units of property replaced, renewed or retired, plus removal or disposal costs, less salvage, is charged to accumulated depreciation. Subsequent to the acquisitions of FPC and NCNG, the utility plants of these entities continue to be presented on a gross basis to reflect the treatment of such plant in cost-based regulation. Generally, electric utility plant other than nuclear fuel is pledged as collateral for the first mortgage bonds of CP&L and Florida Power. Gas utility plant is not currently pledged as collateral for such bonds.

The balances of utility plant in service at December 31 are listed below, with a range of depreciable lives for each:

in thousands	2001	2000
Electric		
Production plant (7–33 years)	$ 10,670,717	$ 10,014,635
Transmission plant (30–75 years)	2,013,243	1,964,652
Distribution plant (12–50 years)	5,767,788	5,292,134
General plant and other (8–75 years)	724,273	852,615
Total electric utility plant	19,176,021	18,124,036
Gas plant (10–40 years)	491,903	378,464
Utility plant in service	$ 19,667,924	$ 18,502,500

As prescribed in the regulatory uniform systems of accounts, an allowance for the cost of borrowed and equity funds used to finance utility plant construction (AFUDC) is charged to the cost of the plant. Regulatory authorities consider AFUDC an appropriate charge for inclusion in the rates charged to customers by the utilities over the service life of the property. The equity funds portion of AFUDC is credited to other income and the borrowed funds portion is credited to interest charges. The total equity funds portion of AFUDC was $10.9 million, $15.5 million and $3.9 million in 2001, 2000 and 1999, respectively. The composite AFUDC rate for CP&L's electric utility plant was 6.2%, 8.2% and 6.4% in 2001, 2000 and 1999, respectively. The composite AFUDC rate for Florida Power's electric utility plant was 7.8% in both 2001 and 2000. The composite AFUDC rate for NCNG's gas utility plant was 10.09% in 2001, 2000 and 1999.

F. DIVERSIFIED BUSINESS PROPERTY

The following is a summary of diversified business property:

in thousands	2001	2000
Equipment	$ 184,353	$ 109,080
Land and mineral rights	154,728	96,803
Buildings and plants	291,550	231,219
Telecommunications equipment	266,603	192,727
Railcars	56,044	–
Marine equipment	78,868	73,289
Computers, office equipment and software	14,150	23,065
Construction work in progress	342,830	234,689
Accumulated depreciation	(316,080)	(231,210)
Diversified business property, net	$1,073,046	$ 729,662

Diversified business property is stated at cost. Depreciation is computed on a straight-line basis using the following estimated useful lives: equipment, buildings and plants – 3 to 40 years; telecommunications equipment – 5 to 20 years; computers, office equipment and software – 3 to 10 years; railcars – 3 to 20 years; and marine equipment – 3 to 35 years. Depletion of mineral rights is provided on the units-of-production method based upon the estimates of recoverable amounts of clean mineral.

G. DEPRECIATION AND AMORTIZATION

For financial reporting purposes, substantially all depreciation of utility plant other than nuclear fuel is computed on the straight-line method based on the estimated remaining useful life of the property, adjusted for estimated net salvage. Depreciation provisions, including decommissioning costs (See Note 1I) and excluding accelerated cost recovery of nuclear generating assets, as a percent of average depreciable property other than nuclear fuel, were approximately 4.0%, 4.1% and 3.9% in 2001, 2000 and 1999, respectively. Total depreciation provisions were $821.2 million, $721.0 million and $409.6 million in 2001, 2000 and 1999, respectively.

Depreciation and amortization expense also includes amortization of deferred operation and maintenance expenses associated with Hurricane Fran, which struck significant portions of CP&L's service territory in September 1996. In 1996, the NCUC authorized CP&L to defer these expenses (approximately $40 million) with amortization over a 40-month period, which expired in December 1999.

With approval from the NCUC and the SCPSC, CP&L accelerated the cost recovery of its nuclear generating assets beginning January 1, 2000 and continuing through 2004. Also in 2000, CP&L received approval from the commissions to further accelerate the cost recovery of its nuclear generation facilities in 2000. The accelerated cost recovery of these assets resulted in additional depreciation expense of approximately $75 million and $275 million in 2001 and 2000, respectively (See Note 13B). Pursuant to authorizations from the NCUC and the SCPSC, CP&L accelerated the amortization of certain regulatory assets over a three-year period beginning January 1997 and expiring December 1999. The accelerated amortization of these regulatory assets resulted in additional depreciation and amortization expenses of approximately $68 million in 1999.

Amortization of nuclear fuel costs, including disposal costs associated with obligations to the U.S. Department of Energy (DOE) and costs associated with obligations to the DOE for the decommissioning and decontamination of enrichment facilities, is computed primarily on the unit-of-production method and charged to fuel expense. The total of these costs for the years ended December 31, 2001, 2000 and 1999 were $130.1 million, $114.6 million and $110.8 million, respectively.

Goodwill, the excess of purchase price over fair value of net assets of businesses acquired, is being amortized on a straight-line basis over primarily 40 years. Goodwill amortization expense was $96.8 million, $16.7 million and $4.0 million in 2001, 2000 and 1999, respectively. Accumulated amortization was $119.0 million and $24.2 million at December 31, 2001 and 2000, respectively. Effective January 1, 2002, goodwill will no longer be subject to amortization over its estimated useful life, but instead, will be subject to an annual test for impairment (See Note 1L).

H. DIVERSIFIED BUSINESS EXPENSES

The major components of diversified business expenses for the years ended December 31, 2001, 2000 and 1999 are as follows:

in thousands	2001	2000	1999
Cost of sales	$ 1,403,434	$ 80,744	$ 100,776
Depreciation and amortization	86,741	33,139	17,051
General and administrative expenses	279,115	234,132	56,692
Impairment of assets (Note 1J)	44,800	–	–
Other	11,230	4,977	70
Diversified business expenses	$ 1,825,320	$ 352,992	$ 174,589

I. DECOMMISSIONING AND DISMANTLEMENT PROVISIONS

In the Company's retail jurisdictions, provisions for nuclear decommissioning costs are approved by the NCUC, the SCPSC and the FPSC and are based on site-specific estimates that include the costs for removal of all radioactive and other structures at the site. In the wholesale jurisdictions, the provisions for nuclear decommissioning costs are approved by FERC. Decommissioning cost provisions, which are included in depreciation and amortization expense, were $38.5 million, $32.5 million and $33.3 million in 2001, 2000 and 1999, respectively. In January 2002, Florida Power received regulatory approval from the FPSC to decrease its retail provision for nuclear decommissioning from approximately $20.5 million annually to approximately $7.7 million annually, effective January 1, 2001.

Accumulated decommissioning costs, which are included in accumulated depreciation, were approximately $1.0 billion at both December 31, 2001 and 2000. These costs include amounts retained internally and amounts funded in externally managed decommissioning trusts. Trust earnings increase the trust balance with a corresponding increase in the accumulated decommissioning balance. These balances are adjusted for net unrealized gains and losses related to changes in the fair value of trust assets.

CP&L's most recent site-specific estimates of decommissioning costs were developed in 1998, using 1998 cost factors, and are based on prompt dismantlement decommissioning, which reflects the cost of removal of all radioactive and other structures currently at the site, with such removal occurring shortly after operating license expiration. These estimates, in 1998 dollars, are $281.5 million for Robinson Unit No. 2, $299.6 million for Brunswick Unit No. 1, $298.7 million for Brunswick Unit No. 2 and $328.1 million for the Harris Plant. The estimates are subject to change based on a variety of factors including, but not limited to, cost escalation, changes in technology applicable to nuclear decommissioning and changes in federal, state or local regulations. The cost estimates exclude the portion attributable to North Carolina Eastern Municipal Power Agency (Power Agency), which holds an undivided ownership interest in the Brunswick and Harris nuclear generating facilities. Operating licenses for CP&L's nuclear units expire in the year 2010 for Robinson Unit No. 2, 2016 for Brunswick Unit No. 1, 2014 for Brunswick Unit No. 2 and 2026 for the Harris Plant.

Florida Power's most recent site-specific estimate of decommissioning costs for the Crystal River Nuclear Plant (CR3) was developed in 2000 based on prompt dismantlement decommissioning. The estimate, in 2000 dollars, is $490.9 million and is subject to change based on the same factors as discussed above for CP&L's estimates. The cost estimate excludes the portion attributable to other co-owners of CR3. CR3's operating license expires in 2016.

Management believes that the decommissioning costs being recovered through rates by CP&L and Florida Power, when coupled with reasonable assumed after-tax fund earnings rates, are currently sufficient to provide for the costs of decommissioning.

Florida Power maintains a reserve for fossil plant dismantlement. At December 31, 2001 and 2000, this reserve was approximately $140.5 million and $134.6 million, respectively, and was included in accumulated depreciation. The provision for fossil plant dismantlement was previously suspended per a 1997 FPSC settlement agreement, but resumed mid-2001. The current annual provision, approved by the FPSC, is $8.8 million.

The Financial Accounting Standards Board (FASB) has issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that will impact the accounting for decommissioning and dismantlement provisions (See Note 1L).

J. IMPAIRMENT OF LONG-LIVED ASSETS AND INVESTMENTS

SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires review of long-lived assets and certain intangibles for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. Due to historical and current year losses at Strategic Resource Solutions Corp. (SRS) and the decline in the market value for technology companies, the Company has evaluated the long-lived assets of

SRS. Fair value was generally determined based on discounted cash flows. As a result of this review, the Company recorded asset impairments, primarily goodwill, and other one-time charges totaling $44.8 million on a pre-tax basis during the fourth quarter of 2001 related to SRS. Asset write-downs resulting from this review were charged to diversified business expenses on the Consolidated Statements of Income.

The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. Effective June 28, 2000, a subsidiary of the Company contributed the net assets used in its application service provider business to a newly formed company (Interpath) for a 35% ownership interest (15% voting interest). The Company obtained a valuation study to assess its investment in Interpath based on current valuations in the technology sector. As a result, the Company has recorded investment impairments for other-than-temporary declines in the fair value of its investment in Interpath. Investment impairments were also recorded related to certain investments of SRS. Investment write-downs totaled $164.2 million on a pre-tax basis for the year ended December 31, 2001.

K. OTHER POLICIES

The Company recognizes electric utility revenues as service is rendered to customers. Operating revenues include unbilled electric utility revenues earned when service has been delivered but not billed by the end of the accounting period. Diversified business revenues are generally recognized at the time products are shipped or as services are rendered. Leasing activities are accounted for in accordance with SFAS No. 13, "Accounting for Leases."

Fuel expense includes fuel costs or recoveries that are deferred through fuel clauses established by the electric utilities' regulators. These clauses allow the utilities to recover fuel costs and portions of purchased power costs through surcharges on customer rates. NCNG is also allowed to recover the costs of gas purchased for resale through customer rates.

Operations of Progress Rail Services Corporation and certain other diversified operations are recognized one-month in arrears.

The Company maintains an allowance for doubtful accounts receivable, which totaled approximately $40.7 million and $28.1 million at December 31, 2001 and 2000, respectively. Long-term debt premiums, discounts and issuance expenses for the utilities are amortized over the life of the related debt using the straight-line method. Any expenses or call premiums associated with the reacquisition of debt obligations by the utilities are amortized over the remaining life of the original debt using the straight-line method. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

L. IMPACT OF NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure those instruments at fair value.

As a result of the adoption of SFAS No. 133, the Company recorded a transition adjustment as a cumulative effect of a change in accounting principle of $23.6 million, net of tax, which increased accumulated other comprehensive loss as of January 1, 2001. This amount relates to several derivatives used to hedge cash flows related to interest on long-term debt (See Note 14). The net derivative losses will be reclassified into earnings consistent with hedge designations, primarily over the life of the related debt instruments, which principally range from three to ten years. The Company estimates that approximately $15.5 million of the net losses at December 31, 2001 will be reclassified into earnings during 2002. There was no transition adjustment affecting the Consolidated Statements of Income as a result of the adoption of SFAS No. 133.

During the second quarter of 2001, the FASB issued interpretations of SFAS No. 133 indicating that options in general cannot qualify for the normal purchases and sales exception, but provided an exception that allows certain electricity contracts, including certain capacity-energy contracts, to be excluded from the mark-to-market requirements of SFAS No. 133. The interpretations were effective July 1, 2001. Those interpretations did not require the Company to mark-to-market any of its electricity capacity-energy contracts currently outstanding. In December 2001, the FASB revised the criteria related to the exception for certain electricity contracts, with the revision to be effective April 1, 2002. The Company does not expect the revised interpretation to change its assessment of mark-to-market requirements for its current contracts. If an electricity or fuel supply contract in its regulated businesses is subject to mark-to-market accounting, there would be no income statement effect of the mark-to-market because the contract's mark-to-market gain or loss will be recorded as a regulatory asset or liability. Any mark-to-market gains or losses in its non-regulated businesses will affect income unless those contracts qualify for hedge accounting treatment.

The application of the new rules is still evolving, and further guidance from the FASB is expected, which could additionally impact the Company's financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements require that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and clarifies the criteria for recording of other intangible assets separately from goodwill. Effective January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Instead, goodwill is subject to at least an annual assessment for impairment by applying a fair-value based test. This assessment could result in periodic impairment charges. The Company has not yet determined whether its goodwill is impaired under the initial impairment test required.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in July 2001. This statement provides accounting requirements for retirement obligations associated with tangible long-lived assets and is effective January 1, 2003. This statement requires that the present value of retirement costs for which the Company has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over an appropriate period. The Company is currently assessing the effects this statement may ultimately have on the Company's accounting for decommissioning, dismantlement and other retirement costs.

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides guidance for the accounting and reporting of impairment or disposal of long-lived assets. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." It also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" related to the disposal of a segment of a business. Adoption of this statement did not have a material effect on the Company's financial statements.

NOTE 2. ACQUISITIONS AND DISPOSITIONS

A. FLORIDA PROGRESS CORPORATION

On November 30, 2000, the Company completed its acquisition of FPC for an aggregate purchase price of approximately $5.4 billion. The Company paid cash consideration of approximately $3.5 billion and issued 46.5 million common shares valued at approximately $1.9 billion. In addition, the Company issued 98.6 million contingent value obligations (CVO) valued at approximately $49.3 million (See Note 8). The purchase price includes $20.1 million in direct transaction costs.

FPC is a diversified, exempt electric utility holding company. Florida Power, FPC's largest subsidiary, is a regulated public utility engaged in the generation, transmission, distribution and sale of electricity. FPC also has diversified non-utility operations owned through Progress Capital Holdings, Inc. Included in diversified operations are Progress Fuels Corporation, an energy and transportation company, and Progress Telecommunications Corporation, a wholesale telecommunications service provider. As of the acquisition date, the primary segments of Progress Fuels Corporation were energy and related services, rail services and inland marine transportation.

The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations for FPC have been included in the Company's consolidated financial statements since the date of acquisition. Identifiable assets acquired and liabilities assumed have been recorded at their fair values of $6.7 billion and $4.9 billion, respectively. The excess of the purchase price over the fair value of the net identifiable assets and liabilities acquired has been recorded as goodwill. The goodwill, of approximately $3.6 billion, was being amortized on a straight-line basis over a period of 40 years. Effective January 1, 2002, goodwill is no longer subject to amortization (See Note 1L).

The fair values of FPC's rate-regulated net assets acquired were considered to be equivalent to book value since book value represents the amount that will be recoverable through regulated rates. Initially, the allocation of the purchase price included estimated amounts expected to be realized from the sale of FPC's Rail Services ("Rail Services") and Inland Marine Transportation business segments which were classified as net assets held for sale. During 2001, the Company announced its intention to retain the Rail Services segment within the allocation period and, therefore, these assets were reclassified to operating assets. Accordingly, the Company has made adjustments to the purchase price allocation to remove Rail Services from net assets held for sale and reflect the net realizable value from the disposition of FPC's Inland Marine Transportation business segment (See Note 4). A Securities and Exchange Commission order approving the merger requires the Company to divest of Rail Services and certain immaterial, non-regulated investments of FPC by November 30, 2003.

The Company made adjustments during 2001 to the purchase price allocation for changes in preliminary assumptions and analyses, based on receipt of the following additional information:

- final actuarial valuations of pension plan obligations
- proceeds realized from the disposition of assets held for sale
- valuations of non-regulated businesses and individual assets and liabilities

The original allocation of purchase price included the assumption of liabilities associated with change in control payments triggered by the acquisition and executive termination benefits, totaling approximately $50.8 million. Substantially all change in control and executive termination payments were paid as of December 31, 2000. During 2000, the Company began the implementation of a plan to combine operations of the companies resulting in an original non-executive involuntary termination cost accrual of approximately $52.2 million.

Approximately $41.8 million was attributable to Florida Power employees and was reflected as part of the purchase price allocation, while approximately $10.4 million attributable to the acquiring company's employees was charged to operating results in 2000. During 2001, the Company finalized the plan to combine operations of the companies with final termination payments occurring in 2002.

The activity for the non-executive involuntary termination costs is detailed in the table below:

in millions		2001
Balance at January 1	$	52.2
Payments		(33.1)
Adjustments credited to operating results		(4.8)
Adjustments credited to purchase price allocation		(6.1)
Balance at December 31	$	8.2

Actuarial valuations resulted in adjustments to increase the other postretirement benefits liability by $16.8 million and the prepaid pension asset by $283.4 million. These adjustments were substantially offset by the establishment of a regulatory asset for other postretirement benefits of approximately $15.9 million and a pension regulatory liability of $258.4 million. In addition, an adjustment increased the supplementary defined benefit retirement plan liability by $24.4 million.

The following unaudited pro forma combined results of operations have been prepared assuming the acquisition of FPC had occurred at the beginning of each period. The pro forma results are provided for information only. The pro forma results include the effect of 2001 purchase price allocation adjustments and, therefore, differ from previously reported pro forma results for the same periods. The results are not necessarily indicative of the actual results that would have been realized had the acquisition occurred on the indicated date, nor are they necessarily indicative of future results of operations of the combined companies.

in thousands, except per share data	2000	1999
Revenues	$ 8,098,356	$ 7,083,641
Net income	575,112	451,455
Basic earnings per share	2.88	2.32
Diluted earnings per share	2.87	2.32
Average shares – basic	199,722	194,591
Average shares – diluted	200,177	194,966

B. NORTH CAROLINA NATURAL GAS CORPORATION

On July 15, 1999, the Company completed the acquisition of NCNG for an aggregate purchase price of approximately $364 million, resulting in the issuance of approximately 8.3 million shares. The acquisition was accounted for as a purchase and, accordingly, the operating results of NCNG were included in the Company's consolidated financial statements beginning with the date of acquisition. The excess of the aggregate purchase price over the fair value of net assets acquired, approximately $240 million, was recorded as goodwill of the acquired business and is being amortized primarily over a period of 40 years. Effective January 1, 2002, goodwill will no longer be subject to amortization (See Note 1L).

C. BELLSOUTH CAROLINAS PCS PARTNERSHIP INTEREST

In September 2000, Caronet, Inc., a wholly owned subsidiary of CP&L, sold its 10% limited partnership interest in BellSouth Carolinas PCS for $200 million. The sale resulted in an after-tax gain of $121.1 million.

NOTE 3. FINANCIAL INFORMATION BY BUSINESS SEGMENT

The Company currently provides services through the following business segments: CP&L Electric, Florida Power Electric, Progress Ventures, Rail Services and Other. Prior periods have been restated to reflect the current operating segments.

FPC's operations are not included in the Company's results of operations prior to the acquisition date of November 30, 2000.

The CP&L Electric and Florida Power Electric segments are engaged in the generation, transmission, distribution and sale of electric energy in portions of North Carolina, South Carolina and Florida. Electric operations are subject to the rules and regulations of FERC, the NCUC, the SCPSC and the FPSC.

The Progress Ventures segment is primarily engaged in merchant energy generation and coal and synthetic fuel operations. Management reviews the operations of this segment after allocating energy marketing and trading activity to Progress Ventures. The energy marketing and trading activity is currently performed by Progress Ventures on behalf of the regulated utilities, CP&L and Florida Power, and includes wholesale sales on behalf of these utilities. Electric wholesale operations are subject to the rules and regulations of FERC, the NCUC, the SCPSC and the FPSC.

The Rail Services segment operations include railcar repair, rail parts reconditioning and sales, railcar leasing and sales, providing rail and track material and scrap metal recycling.

The Other segment is primarily made up of natural gas, other diversified businesses and holding company operations, which includes the transportation, distribution and sale of natural gas in portions of North Carolina, telecommunication services, energy management services, miscellaneous non-regulated activities and elimination entries.

For reportable segments presented in the accompanying table, segment income includes intersegment revenues accounted for at prices representative of unaffiliated party transactions. Intersegment revenues that are not eliminated represent natural gas sales to the CP&L Electric and the Florida Power Electric segments.

in thousands	CP&L Electric	Florida Power Electric	Progress Ventures	Rail Services(b)	Other	Consolidated Totals
FOR THE YEAR ENDED 12/31/01						
Revenues						
Unaffiliated	$ 3,343,720	$ 3,212,841	$ 526,200	$ 944,985	$ 415,063	$ 8,442,809
Intersegment	–	–	398,228	1,174	(380,752)	18,650
Total Revenues	3,343,720	3,212,841	924,428	946,159	34,311	8,461,459
Depreciation and Amortization	521,910	452,971	40,695	36,053	125,290	1,176,919
Net Interest Charges	241,427	113,707	24,085	40,589	265,005	684,813
Income Taxes	264,078	182,590	(421,559)	(6,416)	(170,336)	(151,643)
Net Income (Loss)	468,328	309,577	201,989	(12,108)	(426,176)	541,610
Segment Income (Loss) After Allocation(a)	405,661	285,566	288,667	(12,108)	(426,176)	541,610
Total Segment Assets	8,918,691	4,998,162	1,018,875	602,597	5,201,466	20,739,791
Capital and Investment Expenditures	823,952	323,170	265,183	12,886	141,070	1,566,261
FOR THE YEAR ENDED 12/31/00						
Revenues						
Unaffiliated	$ 3,308,215	$ 241,606	$ 108,739	$ –	$ 438,956	$ 4,097,516
Intersegment	–	–	15,717	–	(9,820)	5,897
Total Revenues	3,308,215	241,606	124,456	–	429,136	4,103,413
Depreciation and Amortization	698,633	28,872	17,020	–	43,362	787,887
Net Interest Charges	221,856	9,777	5,714	–	24,938	262,285
Income Taxes	227,705	13,580	(109,057)	–	70,546	202,774
Net Income	373,764	21,764	39,816	–	43,017	478,361
Segment Income After Allocation(a)	289,724	20,057	125,563	–	43,017	478,361
Total Segment Assets	8,839,720	4,997,728	644,234	–	5,629,019	20,110,701
Capital and Investment Expenditures	805,489	49,805	38,981	–	302,902	1,197,177
FOR THE YEAR ENDED 12/31/99						
Revenues						
Unaffiliated	$ 3,146,158	$ –	$ 225	$ –	$ 217,527	$ 3,363,910
Intersegment	–	–	–	–	1,017	1,017
Total Revenues	3,146,158	–	225	–	218,544	3,364,927
Depreciation and Amortization	493,938	–	93	–	26,125	520,156
Net Interest Charges	183,099	–	–	–	(3,635)	179,464
Income Taxes	275,769	–	38	–	(17,386)	258,421
Net Income (Loss)	430,295	–	56	–	(51,063)	379,288
Segment Income (Loss) After Allocation(a)	360,821	–	69,530	–	(51,063)	379,288
Total Segment Assets	8,501,273	–	98,429	–	894,317	9,494,019
Capital and Investment Expenditures	671,401	–	90,678	–	133,042	895,121

(a) Includes allocation of energy trading and marketing net income managed by Progress Ventures on behalf of the electric utilities.

(b) Amounts for the year ended December 31, 2001, reflect cumulative results of Rail Services since the acquisition date of November 30, 2000. As of December 31, 2000, the Rail Services segment was included as Net Assets Held for Sale; and therefore, no assets are reflected for this segment as of that date.

Segment totals for depreciation and amortization expense include expenses related to the Progress Ventures, Rail Services and the Other segment that are included in diversified business expenses on the Consolidated Statements of Income. Segment totals for interest expense exclude immaterial expenses related to the Progress Ventures, Rail Services and the Other segment that are included in other, net on the Consolidated Statements of Income.

NOTE 4. NET ASSETS HELD FOR SALE

The estimated amounts reported for the expected sale of FPC's Rail Services and Inland Marine Transportation business segments, $679.1 million and $68.6 million, respectively, were classified as net assets held for sale as of December 31, 2000. During 2001, the Company announced its intention to retain the Rail Services segment within the allocation period and, therefore, reclassified Rail Services to operating assets. During 2001, the Company recorded an after-tax charge of $3.2 million reflecting the reversal of net assets held for sale accounting.

During 2001, the Company completed the sale of the Inland Marine Transportation segment and related investments to AEP Resources, Inc., a wholly owned subsidiary of American Electric Power, for a sales price of $270 million. Of the $270 million purchase price, $230 million was used to pay early termination of certain off-balance sheet arrangements for assets leased by the business segment. In connection with the sale, the Company entered into environmental indemnification provisions covering both known and unknown sites (See Note 20D).

The Company adjusted the FPC purchase price allocation to reflect a $15.0 million negative net realizable value of the Inland Marine business segment (See Note 2A). The Company's results of operations exclude Inland Marine Transportation segment net income of $9.1 million for 2001 and $1.8 million for the month of December 2000. These earnings were included in the determination of net realizable value for purchase price allocation. As a result of the change in net realizable value, the Company recorded interest expense in 2001, net of tax, of $0.3 million to reverse the interest allocated during 2000.

NOTE 5. RELATED PARTY TRANSACTIONS

Prior to the acquisition of FPC, the Company purchased a 90% membership interest in two synthetic fuel-related limited liability companies from a wholly owned subsidiary of FPC. Interest expense incurred during the pre-acquisition period was approximately $3.3 million. Subsequent to the acquisition date, intercompany amounts have been eliminated in consolidation.

NCNG sells natural gas to both CP&L and Florida Power. For the years ended December 31, 2001, 2000 and 1999, sales of natural gas to CP&L and Florida Power that were not eliminated in consolidation were $18.7 million, $5.9 million and $1.0 million, respectively.

The Company and its subsidiaries have guarantees, surety bonds and stand by letters of credit of approximately $140.0 million at December 31, 2001, relating to prompt performance payments, lease obligations, self-insurance and other payments subject to certain contingencies. As of December 31, 2001, management does not believe conditions are likely for performance under these agreements.

NOTE 6. DEBT AND CREDIT FACILITIES

At December 31, 2001 and 2000 the Company's long-term debt consisted of the following (maturities and weighted-average interest rates as of December 31, 2001):

in thousands		2001	2000
PROGRESS ENERGY, INC.:			
Senior unsecured notes, maturing 2004–2031	6.93%	$ 4,000,000	–
Commercial paper reclassified to long-term debt	3.02%	450,000	–
Unamortized premium and discount, net		(29,708)	–
		4,420,292	–
CAROLINA POWER AND LIGHT COMPANY:			
First mortgage bonds, maturing 2003–2023	7.02%	1,800,000	1,800,000
Pollution control obligations, maturing 2009–2024	2.22%	707,800	713,770
Unsecured subordinated debentures, maturing 2025		–	125,000
Extendible notes, maturing 2002	2.83%	500,000	500,000
Medium-term notes, maturing 2008	6.65%	300,000	–
Commercial paper reclassified to long-term debt	3.10%	260,535	486,297
Miscellaneous notes	6.43%	7,234	8,360
Unamortized premium and discount, net		(16,716)	(12,407)
		3,558,853	3,621,020
FLORIDA POWER CORPORATION:			
First mortgage bonds, maturing 2003–2023	6.83%	810,000	510,000
Pollution control revenue bonds, maturing 2014–2027	6.59%	240,865	240,865
Medium-term notes, maturing 2002–2028	6.73%	449,100	531,100
Commercial paper reclassified to long-term debt	2.54%	154,250	200,000
Unamortized premium and discount, net		(2,935)	(2,849)
		1,651,280	1,479,116
FLORIDA PROGRESS FUNDING CORPORATION (NOTE 7):			
Mandatorily redeemable preferred securities, maturing 2039	7.10%	300,000	300,000
Purchase accounting fair value adjustment		(30,413)	–
Unamortized premium and discount, net		(8,922)	–
		260,665	300,000
PROGRESS CAPITAL HOLDINGS, INC.:			
Medium-term notes, maturing 2002–2008	6.74%	273,000	374,000
Commercial paper reclassified to long-term debt		–	300,000
Miscellaneous notes		7,707	–
		280,707	674,000
Current portion of long-term debt		(688,052)	(184,037)
Total Long-Term Debt, Net		$ 9,483,745	$ 5,890,099

At December 31, 2001, the Company had committed lines of credit totaling $1.945 billion, all of which are used to support its commercial paper borrowings. The Company is required to pay minimal annual commitment fees to maintain its credit facilities. The following table summarizes the Company's credit facilities:

in millions

Subsidiary	Description	Short-Term	Long-Term	Total
Progress Energy	364-Day	$ 550	$ –	$ 550
Progress Energy	3-Year (3 years remaining)	–	450	450
CP&L	364-Day	–	200	200
CP&L	5-Year (2 years remaining)	–	375	375
Florida Power	364-Day	170	–	170
Florida Power	5-Year (2 years remaining)	–	200	200
		$ 720	$ 1,225	$ 1,945

As of December 31, 2001, there were no loans outstanding under these facilities. CP&L's 364-day revolving credit agreement is considered a long-term commitment due to an option to convert to a one-year term loan at the expiration date.

Based on the available balances on the long-term facilities, commercial paper of approximately $865 million has been reclassified to long-term debt at December 31, 2001. Commercial paper of approximately $986 million was reclassified to long-term debt at December 31, 2000. As of December 31, 2001 and 2000, the Company had an additional $78 million and $4 billion, respectively of outstanding commercial paper and other short-term debt classified as short-term obligations. The weighted-average interest rates of such short-term obligations at December 31, 2001 and 2000 were 2.95% and 7.40%, respectively.

Florida Power and Progress Capital Holdings, Inc. (Progress Capital), subsidiaries of FPC, have two uncommitted bank bid facilities authorizing them to borrow and re-borrow, and have loans outstanding at any time, up to $100 million and $300 million, respectively. These bank bid facilities were not drawn as of December 31, 2001.

The combined aggregate maturities of long-term debt for 2002 through 2006 are approximately $688 million, $698 million, $1.3 billion, $348 million, and $909 million, respectively.

NOTE 7. FPC-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF A SUBSIDIARY HOLDING SOLELY FPC-GUARANTEED NOTES

In April 1999, FPC Capital I (the Trust), an indirect wholly owned subsidiary of FPC, issued 12 million shares of $25 par cumulative FPC-obligated mandatorily redeemable preferred securities (Preferred Securities) due 2039, with an aggregate liquidation value of $300 million and a quarterly distribution rate of 7.10%. Currently, all 12 million shares of the Preferred Securities that were issued are outstanding. Concurrent with the issuance of the Preferred Securities, the Trust issued to Florida Progress Funding Corporation (Funding Corp.) all of the common securities of the Trust (371,135 shares) for $9.3 million. Funding Corp. is a direct wholly owned subsidiary of FPC.

The Preferred Securities are included in long-term debt on the Consolidated Balance Sheets (See Note 6). During 2001, an adjustment was recorded to the book value of the preferred securities resulting from fair value adjustments recorded under the purchase method of accounting. The fair value adjustment decreased the carrying value of these securities by $30.5 million.

The existence of the Trust is for the sole purpose of issuing the Preferred Securities and the common securities and using the proceeds thereof to purchase from Funding Corp. its 7.10% Junior Subordinated Deferrable Interest Notes (subordinated notes) due 2039, for a principal amount of $309.3 million. The subordinated notes and the Notes Guarantee (as discussed below) are the sole assets of the Trust. Funding Corp.'s proceeds from the sale of the subordinated notes were advanced to Progress Capital and used for general corporate purposes including the repayment of a portion of certain outstanding short-term bank loans and commercial paper.

FPC has fully and unconditionally guaranteed the obligations of Funding Corp. under the subordinated notes (the Notes Guarantee). In addition, FPC has guaranteed the payment of all distributions required to be made by the Trust, but only to the extent that the Trust has funds available for such distributions (Preferred Securities Guarantee). The Preferred Securities Guarantee, considered together with the Notes Guarantee, constitutes a full and unconditional guarantee by FPC of the Trust's obligations under the Preferred Securities.

The subordinated notes may be redeemed at the option of Funding Corp. beginning in 2004 at par value plus accrued interest through the redemption date. The proceeds of any redemption of the subordinated notes will be used by the Trust to redeem proportional amounts of the Preferred Securities and common securities in accordance with their terms. Upon liquidation or dissolution of Funding Corp., holders of the Preferred Securities would be entitled to the liquidation preference of $25 per share plus all accrued and unpaid dividends thereon to the date of payment.

NOTE 8. CONTINGENT VALUE OBLIGATIONS

In connection with the acquisition of FPC during 2000, the Company issued 98.6 million CVOs. Each CVO represents the right to receive contingent payments based on the performance of four synthetic fuel facilities purchased by subsidiaries of FPC in October 1999. The payments, if any, would be based on the net after-tax cash flows the facilities generate. The initial liability recorded at the acquisition date was approximately $49.3

million. The CVO liability is adjusted to reflect market price fluctuations. The liability, included in other liabilities and deferred credits, at December 31, 2001 and 2000, was $41.9 million and $40.4 million, respectively.

NOTE 9. PREFERRED STOCK OF SUBSIDIARIES – NOT SUBJECT TO MANDATORY REDEMPTION

All of the Company's preferred stock at December 31, 2001 and 2000 was issued by its subsidiaries and was not subject to mandatory redemption. Preferred stock outstanding of subsidiaries consisted of the following:

in thousands, except share and per share data	2001	2000
CP&L:		
Authorized – 300,000 shares, cumulative, $100 par value Preferred Stock; 20,000,000 shares, cumulative, $100 par value Serial Preferred Stock		
$5.00 Preferred – 236,997 shares outstanding (redemption price $110.00)	$ 24,349	$ 24,349
$4.20 Serial Preferred – 100,000 shares outstanding (redemption price $102.00)	10,000	10,000
$5.44 Serial Preferred – 249,850 shares outstanding (redemption price $101.00)	24,985	24,985
	$ 59,334	$ 59,334
Florida Power:		
Authorized – 4,000,000 shares, cumulative, $100 par value Preferred Stock; 5,000,000 shares, cumulative, no par value Preferred Stock; 1,000,000 shares, $100 par value Preference Stock		
$100 par value Preferred Stock:		
4.00% – 39,980 shares outstanding (redemption price $104.25)	$ 3,998	$ 3,998
4.40% – 75,000 shares outstanding (redemption price $102.00)	7,500	7,500
4.58% – 99,990 shares outstanding (redemption price $101.00)	9,999	9,999
4.60% – 39,997 shares outstanding (redemption price $103.25)	4,000	4,000
4.75% – 80,000 shares outstanding (redemption price $102.00)	8,000	8,000
	$ 33,497	$ 33,497
Total Preferred Stock of Subsidiaries	$ 92,831	$ 92,831

NOTE 10. LEASES

The Company leases office buildings, computer equipment, vehicles, railcars and other property and equipment with various terms and expiration dates. Some rental payments for transportation equipment include minimum rentals plus contingent rentals based on mileage. Contingent rentals are not significant. Rent expense (under operating leases) totaled $62.6 million, $26.8 million and $21.3 million for 2001, 2000 and 1999, respectively.

Assets recorded under capital leases at December 31 consist of:

in thousands	2001	2000
Buildings	$ 27,626	$ 27,626
Equipment	12,170	9,366
Less: Accumulated amortization	(8,975)	(8,018)
	$ 30,821	$ 28,974

Minimum annual rental payments, excluding executory costs such as property taxes, insurance and maintenance, under long-term non-cancelable leases as of December 31, 2001 are:

in thousands	Capital Leases	Operating Leases
2002	$ 3,533	$ 52,339
2003	3,533	66,317
2004	3,533	50,245
2005	3,533	30,278
2006	3,459	22,132
Thereafter	35,675	86,265
	$ 53,266	$ 307,576
Less amount representing imputed interest	(22,445)	
Present value of net minimum lease payments under capital leases	$ 30,821	

The Company is also a lessor of land, buildings, railcars and other types of properties it owns under operating leases with various terms and expiration dates. The leased buildings and railcars are depreciated under the same terms as other buildings and railcars included in diversified business property. Minimum rentals receivable under non-cancelable leases as of December 31, 2001, are:

in thousands	Amounts
2002	$ 12,190
2003	7,904
2004	5,591
2005	4,741
2006	3,766
Thereafter	9,222
	$ 43,414

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and short-term obligations approximate fair value due to the short maturities of these instruments. At December 31, 2001 and 2000, there were miscellaneous investments, consisting primarily of investments in company-owned life insurance, with carrying amounts of approximately $124.3 million and $187.8 million, respectively, included in miscellaneous other property and investments. The carrying amount of these investments approximates fair value due to the short maturity of certain instruments and certain instruments are presented at fair value. The carrying amount of the Company's long-term debt, including current maturities, was $10.2 billion and $6.1 billion at December 31, 2001 and 2000, respectively. The estimated fair value of this debt, as obtained from quoted market prices for the same or similar issues, was $10.6 billion and $6.0 billion at December 31, 2001 and 2000, respectively.

External funds have been established as a mechanism to fund certain costs of nuclear decommissioning (See Note 1I). These nuclear decommissioning trust funds are invested in stocks, bonds and cash equivalents. Nuclear decommissioning trust funds are presented on the Consolidated Balance Sheets at amounts that approximate fair value. Fair value is obtained from quoted market prices for the same or similar investments.

NOTE 12. COMMON STOCK

In August 2001, the Company issued 12.65 million shares of common stock at $40 per share for net cash proceeds of $488 million. Proceeds from the issuance were primarily used to retire commercial paper. During 2000 and 1999, the Company issued common stock in conjunction with the FPC and NCNG acquisitions, respectively (See Note 2).

As of December 31, 2001, the Company had 38,549,922 shares of common stock authorized by the board of directors that remained unissued and reserved, primarily to satisfy the requirements of the Company's stock plans. The Company intends, however, to meet the requirements of these stock plans with issued and outstanding shares presently held by the Trustee of the Progress Energy 401(k) Savings and Stock Ownership Plan (previously known as the Stock Purchase-Savings Plan) or with open market purchases of common stock shares, as appropriate.

There are various provisions limiting the use of retained earnings for the payment of dividends under certain circumstances. As of December 31, 2001, there were no significant restrictions on the use of retained earnings.

NOTE 13. REGULATORY MATTERS

A. REGULATORY ASSETS AND LIABILITIES

As regulated entities, the utilities are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, the utilities record certain assets and liabilities resulting from the effects of the ratemaking process, which would not be recorded under generally accepted accounting principles for non-regulated entities. The utilities' ability to continue to meet the criteria for application of SFAS No. 71 may be affected in the future by competitive forces and restructuring in the electric utility industry. In the event that SFAS No. 71 no longer applied to a separable portion of the Company's operations, related regulatory assets and liabilities would be eliminated unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment of utility plant assets as determined pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (See Note 1J).

At December 31, 2001 and 2000, the balances of the utilities' regulatory assets (liabilities) were as follows:

in thousands	2001	2000
Deferred fuel (included in current assets)	$ 146,652	$ 217,806
Income taxes recoverable through future rates	234,180	228,686
Deferred purchased power contract termination costs	95,326	226,656
Harris Plant deferred costs	32,476	44,813
Loss on reacquired debt	28,931	28,121
Deferred DOE enrichment facilities-related costs	39,102	46,006
Other postretirement benefits	12,207	15,670
Other	13,103	23,248
Total long-term regulatory assets	455,325	613,200
Nuclear maintenance and refueling	(346)	(10,835)
Defined benefit retirement plan	(234,102)	(203,137)
Deferred revenues	–	(63,000)
Emission allowance gains	(7,494)	–
Storm reserve	(35,527)	(29,527)
Other	(9,669)	(10,077)
Total long-term regulatory liabilities	(287,138)	(316,576)
Net regulatory assets	$ 314,839	$ 514,430

Except for portions of deferred fuel, all assets earn a return or the cash has not yet been expended, in which case, the assets are offset by liabilities that do not incur a carrying cost.

B. RETAIL RATE MATTERS

The NCUC and SCPSC approved proposals to accelerate cost recovery of CP&L's nuclear generating assets beginning January 1, 2000, and continuing through 2004. The accelerated cost recovery began immediately after the 1999 expiration of the accelerated amortization of certain regulatory assets (See Note 1G). Pursuant to the orders, the accelerated depreciation expense for nuclear generating assets was set at a minimum of $106 million with a maximum of $150 million per year. In late 2000, CP&L received approval from the NCUC and the SCPSC to further accelerate the cost recovery of its nuclear generation facilities by $125 million in 2000. This additional depreciation allowed CP&L to reduce the minimum accelerated annual depreciation in 2001 through 2004 to $75 million. The resulting total accelerated depreciation was $75 million in 2001 and $275 million in 2000. Recovering the costs of its nuclear generating assets on an accelerated basis will better position CP&L for the uncertainties associated with potential restructuring of the electric utility industry.

In compliance with a regulatory order, Florida Power accrues a reserve for maintenance and refueling expenses anticipated to be incurred during scheduled nuclear plant outages.

On May 30, 2001, the NCUC issued an order allowing CP&L to offset a portion of its annual accelerated cost recovery of nuclear generating assets by the amount of sulfur dioxide (SO_2) emission allowance expense. CP&L did not offset accelerated depreciation expense in 2001 against emission allowance expense. CP&L is allowed to recover emission allowance expense through the fuel clause adjustment in its South Carolina retail jurisdiction. Florida Power is also allowed to recover its emission allowance expenses through the fuel adjustment clause in its retail jurisdiction.

In conjunction with the acquisition of NCNG, CP&L agreed to cap base retail electric rates in North Carolina and South Carolina through December 2004. The cap on base retail electric rates in South Carolina was extended to December 2005 in conjunction with regulatory approval to form a holding company. NCNG also agreed to cap its North Carolina margin rates for gas sales and transportation services, with limited exceptions, through November 1, 2003. In February 2002, NCNG filed a general rate case with the NCUC requesting an annual rate increase of $47.6 million based upon its completion of major expansion projects. At this time, the Company cannot predict the final outcome of this matter.

In conjunction with the FPC merger, CP&L reached a settlement with the Public Staff of the NCUC in which it agreed to reduce rates to all of its non-real time pricing customers by $3 million in 2002, $4.5 million in 2003, $6 million in 2004 and $6 million in 2005. CP&L also agreed to write off and forego recovery of $10 million of unrecovered fuel costs in each of its 2000 NCUC and SCPSC fuel cost recovery proceedings.

At December 31, 2000, Florida Power, with the approval of the FPSC, had established a regulatory liability to defer $63 million of revenues. In 2001, Florida Power applied the deferred revenues, plus accrued interest, to offset its regulatory asset related to deferred purchased power termination costs. In addition, Florida Power recorded accelerated amortization of $34.0 million to further offset this regulatory asset during 2001.

Florida Power previously operated under an agreement committing several parties not to seek any reduction in its base rates or authorized return on equity. During 2001, the FPSC required Florida Power to submit minimum filing requirements, based on a 2002 projected test year, to initiate a rate proceeding regarding its future base rates. The FPSC required that annual revenues of $98 million be held subject to refund to its customers. The FPSC may allow Florida Power to reduce the amount subject to refund if it is successful in recovering certain expenses incurred during 2001.

On September 14, 2001, Florida Power submitted its required rate filing, including its revenue requirements and supporting testimony. Under the filing, Florida Power customers would receive a $5 million annual credit rate for 15 years, or $75 million in total, from net synergies of its merger with the Company. Additionally, the filing provides that the regulatory asset (approximately $95 million at December 31, 2001) related to the purchase of Tiger Bay cogeneration facility in 1997 would be fully amortized by the end of 2003, which would provide customers with a further rate reduction of $37 million annually beginning in 2004. Also included in the filing is an incentive regulatory plan, which would provide for additional rate reductions through efficiencies derived as a result of Florida Power's ability to lower the future costs of its utility operations. Florida Power filed supplemental minimum filing requirements and testimony on November 15, 2001. Hearings are scheduled to begin March 20, 2002, with a final decision expected in July 2002. The FPSC has encouraged its staff, Florida Power and other parties to negotiate a settlement, if possible, before the hearings begin. The Company cannot predict the outcome or impact of these matters.

C. PLANT-RELATED DEFERRED COSTS

In 1988 rate orders, CP&L was ordered to remove from rate base and treat as abandoned plant certain costs related to the Harris Plant. Abandoned plant amortization related to the 1988 rate orders was completed in 1998 for the wholesale and North Carolina retail jurisdictions and in 1999 for the South Carolina retail jurisdiction. Amortization of plant abandonment costs is included in depreciation and amortization expense and totaled $15.0 million in 1999.

NOTE 14. RISK MANAGEMENT ACTIVITIES AND DERIVATIVES TRANSACTIONS

The Company uses a variety of instruments, including swaps, options and forward contracts, to manage exposure to fluctuations in commodity prices and interest rates. Such instruments contain credit risk if the counterparty fails to perform under the contract. The Company minimizes such risk by performing credit reviews using, among other things, publicly available credit ratings of such counterparties. Potential non-performance by counterparties is not expected to have a material effect on the consolidated financial position or consolidated results of operations of the Company.

The Company engages in limited energy trading activities to optimize the value of electricity and fuel contracts, as well as generating facilities. These activities are accounted for at fair value.

A. COMMODITY DERIVATIVES – NON-TRADING

The Company enters into certain forward contracts involving cash settlements or physical delivery that reduce the exposure to market fluctuations relative to the price and delivery of electric products. During 2001, 2000 and 1999, the Company principally sold electricity forward contracts, which can reduce price risk on the Company's available but unsold generation. While such contracts are deemed to be economic hedges, the Company no longer designates such contracts as hedges for accounting purposes; therefore, these contracts are carried on the balance sheet at fair value, with changes in fair value recognized in earnings. Gains and losses from such contracts were not material during 2001, 2000 and 1999. Also, the Company did not have material outstanding positions in such contracts at December 31, 2001 or 2000. Most of the Company's commodity contracts either are not derivatives pursuant to SFAS No. 133 or qualify as normal purchases or sales pursuant to SFAS No. 133. Therefore, such contracts are not recorded at fair value.

B. COMMODITY DERIVATIVES – TRADING

The Company from time to time engages in the trading of electricity commodity derivatives and, therefore, experiences net open positions. The Company manages open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposures. When such instruments are entered into for trading purposes, the instruments are carried on the balance sheet at fair value, with changes in fair value recognized in earnings. The net results of such contracts have not been material in any year and the Company did not have material outstanding positions in such contracts at December 31, 2001 or 2000.

C. OTHER DERIVATIVE INSTRUMENTS

The Company may from time to time enter into derivative instruments to hedge interest rate risk or equity securities risk.

The Company has interest rate swap agreements to hedge its exposure on variable rate debt positions. The agreements, with a total notional amount of $500 million, were effective in July 2000 and mature in July 2002. Under these agreements, the Company receives a floating rate based on the three-month London Interbank Offered Rate (LIBOR) and pays a weighted-average fixed rate of approximately 7.17%. The fair value of the swaps was an $18.5 million liability position at December 31, 2001. Interest rate swaps are carried on the balance sheet at fair value with the unrealized gains or losses adjusted through other comprehensive income. As such, payments or receipts on interest rate swap agreements are recognized as adjustments to interest expense.

During 2000, the Company entered into forward starting swap agreements to hedge its exposure to interest rates with regard to future issuances of fixed-rate debt. The fair value of the swaps was a $37.5 million liability position at December 31, 2000. During February 2001, as part of the issuance of $3.2 billion of senior unsecured notes, the Company terminated the forward starting swaps. The Company realized a $45.3 million loss on these contracts, designated as cash flow hedges, that is deferred through accumulated other comprehensive loss and amortized over the life of the associated debt instruments.

The notional amounts of the interest rate swaps are not exchanged and do not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the agreements at current market rates.

NOTE 15. STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

A. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors the Progress Energy 401(k) Savings and Stock Ownership Plan (401(k)) for which substantially all full-time non-bargaining unit employees and certain part-time non-bargaining unit employees within participating subsidiaries are eligible. Participating subsidiaries within the Company as of January 1, 2002, were CP&L, NCNG, Florida Power, Progress Telecom, Progress Fuels (Corporate) and Progress Energy Service Company. The 401(k), which has Company matching and incentive goal features, encourages systematic savings by employees and provides a method of acquiring Company common stock and other diverse investments. The 401(k), as amended in 1989, is an Employee Stock Ownership Plan (ESOP) that can enter into acquisition loans to acquire Company common stock to satisfy 401(k) common share needs. Qualification as an ESOP did not change the level of benefits received by employees under the 401(k). Common stock acquired with the proceeds of an ESOP loan is held by the 401(k) Trustee in a suspense account. The common stock is released from the suspense account and made available for allocation to participants as the ESOP loan is repaid. Such allocations are used to partially meet common stock needs related to Company matching and incentive contributions and/or reinvested dividends. All or a portion of the dividends paid on ESOP suspense shares and on ESOP shares allocated to participants may be used to repay ESOP acquisition loans. To the extent used to repay such loans, the dividends are deductible for income tax purposes.

There were 5,199,388 and 5,782,376 ESOP suspense shares at December 31, 2001 and 2000, respectively, with a fair value of $234.1 million and $284.4 million, respectively. ESOP shares allocated to plan participants totaled 14,088,173 and 13,732,670 at December 31, 2001 and 2000, respectively. The Company's matching and incentive goal compensation cost under the 401(k) is determined based on matching percentages and incentive goal attainment as defined in the plan. Such compensation cost is allocated to participants' accounts in the form of Company common stock, with the number of shares determined by dividing compensation cost by the common stock market value at the time of allocation. The Company currently meets common stock share needs with open market purchases and with shares released from the ESOP suspense account. Matching and incentive cost met with shares released from the suspense account totaled approximately $18.2 million, $15.6 million and $16.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has a long-term note receivable from the 401(k) Trustee related to the purchase of common stock from the Company in 1989. The balance of the note receivable from the 401(k) Trustee is included in the determination of unearned ESOP common stock, which reduces common stock equity. ESOP shares that have not been committed to be released to participants' accounts are not considered outstanding for the determination of earnings per common share. Interest income on the note receivable and dividends on unallocated ESOP shares are not recognized for financial statement purposes.

B. STOCK OPTION AGREEMENTS

Pursuant to the Company's 1997 Equity Incentive Plan, Amended and Restated as of September 26, 2001, the Company may grant options to purchase shares of common stock to officers and eligible employees. Generally, options granted vest one-third per year with 100 percent vesting at the end of year three. The options expire 10 years from the date of grant. All option grants have an exercise price equal to the fair market value of the Company's common stock on the grant date. In October 2001, a grant of approximately 2.4 million options was made at an exercise price of $43.49. There has been no other significant stock option activity.

Compensation cost is measured for stock options as the difference between the market price of the Company's common stock and the exercise price of the option at the grant date. Accordingly, no compensation expense has been recognized for the stock options granted.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. Under this statement, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the vesting period. The pro forma amounts have been determined as if the Company had accounted for its employee stock options under SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001
Risk-free interest rate	4.83 %
Dividend yield	5.21 %
Volatility factor	26.47 %
Weighted-average expected life of the options (in years)	10

The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average fair value of stock options granted during 2001 was approximately $8.00.

For purposes of the pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options vesting period. Compensation expense would have been $2.9 million in 2001 under SFAS No. 123. The Company's pro forma information is as follows:

in thousands, except per share data	2001
Net income:	
As reported	$ 541,610
Pro forma	$ 539,845
Basic earnings per common share:	
As reported	$ 2.65
Pro forma	$ 2.64
Diluted earnings per common share:	
As reported	$ 2.64
Pro forma	$ 2.63

The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of effects on reported net income for future years.

The number of options outstanding as of December 31, 2001 was 2.3 million with a weighted-average remaining contractual life of 9.75 years and a weighted-average exercise price of $43.49. No options were exercisable as of December 31, 2001.

C. OTHER STOCK-BASED COMPENSATION PLANS

The Company has additional compensation plans for officers and key employees of the Company that are stock-based in whole or in part. The two primary programs are the Performance Share Sub-Plan (PSSP) and the Restricted Stock Awards program (RSA), both of which were established pursuant to the Company's 1997 Equity Incentive Plan.

Under the terms of the PSSP, officers and key employees of the Company are granted performance shares that vest over a three-year consecutive period. Each performance share has a value that is equal to, and changes with, the value of a share of the Company's common stock, and dividend equivalents are accrued on, and reinvested in, the performance shares. The PSSP has two equally weighted performance measures, both of which are based on the Company's results as compared to a peer group of utilities. Compensation expense is recognized over the vesting period based on the expected ultimate cash payout. Compensation expense is reduced by any forfeitures.

The RSA allows the Company to grant shares of restricted common stock to officers and key employees of the Company. The restricted shares vest on a graded vesting schedule over a minimum of three years. Compensation expense, which is based on the fair value of common stock at the grant date, is recognized over the applicable vesting period, with corresponding increases in common stock equity. The weighted average price of restricted shares at the grant date was $41.86, $36.97 and $37.63 in 2001, 2000 and 1999, respectively. Compensation expense is reduced by any forfeitures. Restricted shares are not included as shares outstanding in the basic earnings per share calculation until the shares are no longer forfeitable. Changes in restricted stock shares outstanding were:

	2001	2000	1999
Beginning balance	**653,344**	331,900	265,300
Granted	**113,651**	359,844	66,600
Vested	**(21,722)**	–	–
Forfeited	**(70,762)**	(38,400)	–
Ending balance	**674,511**	653,344	331,900

The total amount expensed for other stock-based compensation plans was $14.3 million, $15.6 million and $2.2 million in 2001, 2000 and 1999, respectively.

NOTE 16. POSTRETIREMENT BENEFIT PLANS

The Company and some of its subsidiaries have a noncontributory defined benefit retirement (pension) plan for substantially all full-time employees. The Company also has supplementary defined benefit pension plans that provide benefits to higher-level employees.

The components of net periodic pension benefit for the years ended December 31 are:

in thousands	2001	2000	1999
Expected return on plan assets	**$(169,329)**	$ (87,628)	$ (75,124)
Service cost	**31,863**	22,123	20,467
Interest cost	**96,200**	56,924	46,846
Amortization of transition obligation	**125**	125	106
Amortization of prior service benefit	**(1,325)**	(1,314)	(1,314)
Amortization of actuarial gain	**(4,989)**	(5,721)	(3,932)
Net periodic pension benefit	**$ (47,455)**	$(15,491)	$(12,951)

In addition to the net periodic benefit reflected above, in 2000 the Company recorded a charge of approximately $21.5 million to adjust one of its supplementary defined benefit pension plans. The effect of the adjustment for this plan is reflected in the actuarial loss (gain) line in the pension obligation reconciliation below.

Prior service costs and benefits are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10% of the greater of the pension obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

Reconciliations of the changes in the plan's benefit obligations and the plan's funded status are:

in thousands	2001	2000
Pension obligation at January 1	**$1,376,859**	$ 688,124
Interest cost	**96,200**	56,924
Service cost	**31,863**	22,123
Benefit payments	**(86,010)**	(55,291)
Actuarial loss (gain)	**13,164**	39,798
Plan amendments	**20,882**	–
Acquisitions (acquisition adjustment)	**(62,221)**	625,181
Pension obligation at December 31	**$1,390,737**	$1,376,859
Fair value of plan assets at December 31	**1,677,630**	1,843,410
Funded status	**$ 286,893**	$ 466,551
Unrecognized transition obligation	**370**	495
Unrecognized prior service cost (benefit)	**5,346**	(16,861)
Unrecognized actuarial loss (gain)	**111,600**	(158,541)
Prepaid pension cost at December 31, net	**$ 404,209**	$ 291,644

The net prepaid pension cost of $404.2 million at December 31, 2001 is recognized in the accompanying Consolidated Balance Sheets as prepaid pension cost of $489.6 million and accrued benefit cost of $85.4 million, which is included in other liabilities and deferred credits. The net prepaid pension cost of $291.6 million at December 31, 2000 is recognized in the accompanying Consolidated Balance Sheets as prepaid pension cost of $373.2 million and accrued benefit cost of $81.6 million, which is included in other liabilities and deferred credits. The aggregate benefit obligation for those plans where the accumulated benefit obligation exceeded the fair value of plan assets was $85.4 million and $83.6 million at December 31, 2001 and 2000, respectively, and those plans have no plan assets.

Reconciliations of the fair value of pension plan assets are:

in thousands	2001	2000
Fair value of plan assets at January 1	$1,843,410	$ 947,143
Actual return on plan assets	(84,254)	24,840
Benefit payments	(86,010)	(55,291)
Employer contributions	4,484	1,329
Acquisitions	–	925,389
Fair value of plan assets at December 31	$ 1,677,630	$ 1,843,410

The weighted-average discount rate used to measure the pension obligation was 7.5% in 2001 and 2000. The weighted-average rate of increase in future compensation for non-bargaining unit employees used to measure the pension obligation was 4.0% in 2001 and 2000 and 4.2% in 1999. The corresponding rate of increase in future compensation for bargaining unit employees was 3.5% in 2001 and 2000. The expected long-term rate of return on pension plan assets used in determining the net periodic pension cost was 9.25% in 2001, 2000 and 1999.

In addition to pension benefits, the Company and some of its subsidiaries provide contributory other postretirement benefits (OPEB), including certain health care and life insurance benefits, for retired employees who meet specified criteria.

The components of net periodic OPEB cost for the years ended December 31 are:

in thousands	2001	2000	1999
Expected return on plan assets	$ (4,651)	$ (4,045)	$ (3,378)
Service cost	13,231	10,067	7,936
Interest cost	28,414	15,446	13,914
Amortization of prior service cost	319	107	–
Amortization of transition obligation	4,701	5,878	5,760
Amortization of actuarial gain	(592)	(819)	(1)
Net periodic OPEB cost	$ 41,422	$ 26,634	$ 24,231

Prior service costs and benefits are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10% of the greater of the OPEB obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

Reconciliations of the changes in the plan's benefit obligations and the plan's funded status are:

in thousands	2001	2000
OPEB obligation at January 1	$ 374,923	$ 213,488
Interest cost	28,414	15,446
Service cost	13,231	10,067
Benefit payments	(17,207)	(7,258)
Actuarial loss (gain)	27,428	(12,590)
Plan amendment	(25,845)	–
Acquisitions	–	155,770
OPEB obligation at December 31	$ 400,944	$ 374,923
Fair value of plan assets at December 31	55,529	54,642
Funded status	$(345,415)	$ (320,281)
Unrecognized transition obligation	33,129	70,715
Unrecognized prior service cost	7,675	955
Unrecognized actuarial loss (gain)	6,429	(25,060)
Accrued OPEB cost at December 31	$(298,182)	$(273,671)

Reconciliations of the fair value of OPEB plan assets are:

in thousands	2001	2000
Fair value of plan assets at January 1	$ 54,642	$ 43,235
Actual return on plan assets	(444)	124
Acquisition	–	11,283
Employer contribution	18,538	7,258
Benefits paid	(17,207)	(7,258)
Fair value of plan assets at December 31	$ 55,529	$ 54,642

The assumptions used to measure the OPEB obligation and determine the net periodic OPEB cost are:

	2001	2000	1999
Weighted-average long-term rate of return on plan assets	8.70%	9.20%	9.25%
Weighted-average discount rate	7.50%	7.50%	7.50%
Initial medical cost trend rate for pre-Medicare benefits	7.50%	7.2% – 7.5%	7.50%
Initial medical cost trend rate for post-Medicare benefits	7.50%	6.2% – 7.5%	7.25%
Ultimate medical cost trend rate	5.0%	5.0% – 5.3%	5.0%
Year ultimate medical cost trend rate is achieved	2008	2005 – 2009	2006

The medical cost trend rates were assumed to decrease gradually from the initial rates to the ultimate rates. Assuming a 1% increase in the medical cost trend rates, the aggregate of the service and interest cost components of the net periodic OPEB cost for 2001 would increase by $5.6 million, and the OPEB obligation at December 31, 2001, would increase by $35.3 million. Assuming a 1% decrease in the medical cost trend rates, the aggregate of the service and interest cost components of the net periodic OPEB cost for 2001 would decrease by $4.8 million and the OPEB obligation at December 31, 2001, would decrease by $32.3 million.

During 1999, the Company completed the acquisition of NCNG (See Note 2B). During 2000, the Company completed the acquisition of FPC (See Note 2A). NCNG's and FPC's pension and OPEB liabilities, assets and net periodic costs are reflected in the above information as appropriate. Effective January 1, 2000, NCNG's benefit plans were merged with those of the Company. Certain of FPC's non-bargaining unit benefit plans were merged with those of the Company effective January 1, 2002.

Florida Power continues to recover qualified plan pension costs and OPEB costs in rates as if the acquisition had not occurred. Accordingly, a portion of the prepaid pension cost and a portion of the accrued OPEB cost reflected in the tables above have a corresponding regulatory liability and regulatory asset, respectively (See Note 2A). In addition, pursuant to its rate treatment, for 2001 Florida Power recognized additional periodic pension credit of $16.5 million and additional periodic OPEB cost of $3.5 million, as compared to the amounts included in the net periodic information above.

NOTE 17. EARNINGS PER COMMON SHARE

Basic earnings per common share is based on the weighted-average of common shares outstanding. Diluted earnings per share includes the effect of the non-vested portion of restricted stock awards. The stock options outstanding as of December 31, 2001 were anti-dilutive and therefore are not included in diluted earnings per share. Restricted stock awards and contingently issuable shares had a dilutive effect on earnings per share for all three years and increased the weighted-average number of common shares outstanding for dilutive purposes by 664,403 in 2001, 454,924 in 2000 and 290,474 in 1999. The weighted-average number of common shares outstanding for dilutive purposes was 205.3 million, 157.6 million and 148.6 million for 2001, 2000 and 1999, respectively.

ESOP shares that have not been committed to be released to participants' accounts are not considered outstanding for the determination of earnings per common share. The weighted-average of these shares totaled 5.4 million, 5.7 million and 6.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 18. INCOME TAXES

Deferred income taxes are provided for temporary differences between book and tax bases of assets and liabilities. Investment tax credits related to regulated operations are amortized over the service life of the related property. A regulatory asset or liability has been recognized for the impact of tax expenses or benefits that are recovered or refunded in different periods by the utilities pursuant to rate orders.

Accumulated deferred income tax (assets) liabilities at December 31 are:

in thousands	2001	2000
Accelerated depreciation and property cost differences	**$ 1,812,743**	$2,054,509
Deferred costs, net	**82,566**	63,085
Income tax credit carryforward	**(306,497)**	(103,754)
Miscellaneous other temporary differences, net	**(157,343)**	(150,969)
Valuation allowance	**31,492**	10,868
Net accumulated deferred income tax liability	**$1,462,961**	$ 1,873,739

Total deferred income tax liabilities were $2.68 billion and $2.79 billion at December 31, 2001 and 2000, respectively. Total deferred income tax assets were $1.22 billion and $919 million at December 31, 2001 and 2000, respectively. The net of deferred income tax liabilities and deferred income tax assets is included on the Consolidated Balance Sheets under the captions other current liabilities and accumulated deferred income taxes.

The Company established a valuation allowance of $10.9 million in 2000 and established additional valuation allowances of $20.5 million during 2001 due to the uncertainty of realizing future tax benefits from certain state net operating loss carryforwards.

Reconciliations of the Company's effective income tax rate to the statutory federal income tax rate are:

	2001	2000	1999
Effective income tax rate	**(38.9)%**	29.7%	40.3%
State income taxes, net of federal benefit	**(7.7)**	(4.8)	(4.6)
AFUDC amortization	**(4.9)**	(5.1)	(1.7)
Federal tax credits	**93.5**	12.2	1.4
Goodwill amortization and write-offs	**(11.3)**	(0.7)	(0.3)
Investment tax credit amortization	**5.9**	4.2	1.6
ESOP dividend deduction	**1.9**	1.0	1.1
Interpath investment impairment	**(2.1)**	–	–
Other differences, net	**(1.4)**	(1.5)	(2.8)
Statutory federal income tax rate	**35.0%**	35.0%	35.0%

Income tax expense (benefit) is comprised of:

in thousands	2001	2000	1999
Current:			
federal	**$ 185,309**	$ 254,967	$ 253,140
state	**52,433**	61,309	48,075
Deferred:			
federal	**(356,160)**	(84,605)	(30,011)
state	**(10,330)**	(10,761)	(2,484)
Investment tax credit	**(22,895)**	(18,136)	(10,299)
Total income tax expense (benefit)	**$(151,643)**	$ 202,774	$ 258,421

The Company, through its subsidiaries, is a majority owner in five entities and a minority owner in one entity that own facilities that produce synthetic fuel, as defined under the Internal Revenue Service Code (Code). The production and sale of the synthetic fuel from these facilities qualifies for tax credits under Section 29 of the Code (Section 29) if certain requirements are satisfied, including a requirement that the synthetic fuel differs significantly in chemical composition from the coal used to produce such synthetic fuel. All entities have received private letter rulings (PLRs) from the Internal Revenue Service (IRS) with respect to their synthetic fuel operations. The PLRs do not limit the production on which synthetic fuel credits may be claimed. Should the tax credits be denied on future audits, and the Company fail to prevail through the IRS or legal process, there could be a significant tax liability owed for previously taken Section 29 credits, with a significant impact on earnings and cash flows. In management's opinion, the Company is complying with all the necessary requirements to be allowed such credits under Section 29 and believes it is probable, although it cannot provide certainty, that it will prevail on any credits taken.

NOTE 19. JOINT OWNERSHIP OF GENERATING FACILITIES

CP&L and Florida Power hold undivided ownership interests in certain jointly owned generating facilities, excluding related nuclear fuel and inventories. Each is entitled to shares of the generating capability and output of each unit equal to their respective ownership interests. Each also pays its ownership share of additional construction costs, fuel inventory purchases and operating expenses. CP&L's and Florida Power's share of expenses for the jointly owned facilities is included in the appropriate expense category.

CP&L's and Florida Power's ownership interests in the jointly owned generating facilities are listed below with related information as of December 31, 2001:

dollars in thousands Subsidiary	Facility	Megawatt Capability	Ownership Interest	Company Plant Investment	Accumulated Depreciation	Accumulated Decommissioning	Under Construction
CP&L	Mayo Plant	745	83.83 %	$ 460,026	$ 230,630	$ –	$ 7,116
CP&L	Harris Plant	860	83.83 %	3,154,183	1,321,694	93,637	14,416
CP&L	Brunswick Plant	1,631	81.67 %	1,427,842	828,480	339,945	41,455
CP&L	Roxboro Unit 4	700	87.06 %	309,032	126,007	–	7,881
Florida Power	Crystal River Plant	834	91.78 %	773,835	469,840	333,939	25,723

In the table above, plant investment and accumulated depreciation are not reduced by the regulatory disallowances related to the Harris Plant.

NOTE 20. COMMITMENTS AND CONTINGENCIES

A. FUEL AND PURCHASED POWER

Pursuant to the terms of the 1981 Power Coordination Agreement, as amended, between CP&L and Power Agency, CP&L is obligated to purchase a percentage of Power Agency's ownership capacity of, and energy from, the Harris Plant. In 1993, CP&L and Power Agency entered into an agreement to restructure portions of their contracts covering power supplies and interests in jointly owned units. Under the terms of the 1993 agreement, CP&L increased the amount of capacity and energy purchased from Power Agency's ownership interest in the Harris Plant, and the buyback period was extended six years through 2007. The estimated minimum annual payments for these purchases, which reflect capacity costs, total approximately $32 million. These contractual purchases totaled $33.3 million, $33.9 million and $36.5 million for 2001, 2000 and 1999, respectively. In 1987, the NCUC ordered CP&L to reflect the recovery of the capacity portion of these costs on a levelized basis over the original 15-year buyback period, thereby deferring for future recovery the difference between such costs and amounts collected through rates. At December 31, 2001 and 2000, CP&L had deferred purchased capacity costs, including carrying costs accrued on the deferred balances, of $32.5 million and $44.8 million, respectively. Increased purchases (which are not being deferred for future recovery) resulting from the 1993 agreement with Power Agency were approximately $29 million, $26 million and $23 million for 2001, 2000 and 1999, respectively.

CP&L has a long-term agreement for the purchase of power and related transmission services from Indiana Michigan Power Company's Rockport Unit No. 2 (Rockport). The agreement provides for the purchase of 250 megawatts of capacity through 2009 with minimum annual payments of approximately $31 million, representing capital-related capacity costs. Total purchases (including transmission use charges) under the Rockport agreement amounted to $62.8 million, $61.0 million and $59.2 million for 2001, 2000 and 1999, respectively.

Effective June 1, 2001, CP&L executed a long-term agreement for the purchase of power from Skygen Energy LLC's Broad River facility (Broad River). The agreement provides for the purchase of approximately 500 megawatts of capacity through 2021 with an original minimum annual payment of approximately $16 million, primarily representing capital-related capacity costs. The minimum annual payments will be indexed for inflation. Total purchases under the Broad River agreement amounted to $35.9 million in 2001. A separate long-term agreement for additional power from Broad River will commence June 1, 2002. This agreement will provide for the purchase of approximately 300 megawatts of capacity through 2022 with an original minimum annual payment of approximately $16 million representing capital-related capacity costs. The minimum annual payments will be indexed for inflation.

Florida Power has long-term contracts for approximately 460 megawatts of purchased power with other utilities, including a contract with The Southern Company for approximately 400 megawatts of purchased power annually through 2010. Florida Power can lower these purchases to approximately 200 megawatts annually with a three-year notice. Total purchases under these agreements amounted to $111.7 million and $104.5 million for 2001 and 2000, respectively. Minimum purchases under these contracts, representing capital-related capacity costs, are approximately $50 million annually through 2003 and $30 million annually through 2006.

Both CP&L and Florida Power have ongoing purchased power contracts with certain cogenerators (qualifying facilities) with expiration dates ranging from 2002 to 2025. These purchased power contracts generally provide for capacity and energy payments. Energy payments for the Florida Power contracts are based on actual power taken under these contracts. Minimum expected future capacity payments under these contracts as of December 31, 2001, are $235.7 million, $244.3 million, $255.4 million, $267.9 million and $279.1 million for 2002 through 2006, respectively. CP&L has various pay-for-performance contracts with qualifying facilities for approximately 300 megawatts of capacity expiring at various times through 2009. Payments for both capacity and energy are contingent upon the qualifying facilities' ability to generate. Payments made under these contracts were $145.1 million in 2001, $168.4 million in 2000 and $178.7 million in 1999.

Florida Power and CP&L have entered into various long-term contracts for coal, gas and oil requirements of its generating plants. Estimated annual payments for firm commitments of fuel purchases and transportation costs under these contracts are approximately $1.5 billion, $1.2 billion, $992.8 million, $942.4 million and $944.4 million for 2002 through 2006, respectively.

B. OTHER COMMITMENTS

The Company has certain future commitments related to four synthetic fuel facilities purchased that provide for contingent payments (royalties) of up to $11.4 million on sales from each plant annually through 2007. The related agreements were amended in December 2001 to require the payment of minimum annual royalties of approximately $6.6 million for each plant through 2007. As a result of the amendment, the Company recorded a liability (included in other liabilities and deferred credits on the Consolidated Balance Sheets) and a deferred cost asset (included in other assets and deferred debits on the Consolidated Balance Sheets) of approximately $134.0 million at December 31, 2001, representing the minimum amounts due through 2007, discounted at 6.05%. As of December 31, 2001 the portion of the asset and liability recorded that was classified as current was $25.8 million. The deferred cost asset will be amortized to expense each year as synthetic fuel sales are made. The maximum amounts payable under these agreements remain unchanged. Actual amounts accrued under these agreements were approximately $45.8 million in 2001 and $43.1 million in 2000.

The Company has entered into a joint venture to build an 850-mile natural gas pipeline system to serve 14 eastern North Carolina counties. The Company has agreed to fund approximately $22.0 million of the project. The entire project is expected to be completed by the end of 2004.

During February 2002, Progress Ventures completed the acquisition of two electric generating projects totaling approximately 1,100 megawatts for total cash consideration of $345 million. The transaction included a power purchase agreement with the seller through December 31, 2004. In addition, there is a project management completion agreement whereby the Company assumed certain liabilities to facilitate buildout of one of the projects.

In January 2002, Progress Ventures entered into a letter of intent to acquire approximately 215 natural gas wells, 52 miles of intrastate gas pipeline and 170 miles of gas-gathering systems. Total consideration of $153 million is expected to include $135 million in Company common stock and $18 million in cash. This transaction is expected to be completed during the first quarter of 2002.

C. INSURANCE

CP&L and Florida Power are members of Nuclear Electric Insurance Limited (NEIL), which provides primary and excess insurance coverage against property damage to members' nuclear generating facilities. Under the primary program, each company is insured for $500 million at each of its respective nuclear plants. In addition to primary coverage, NEIL also provides decontamination, premature decommissioning and excess property insurance with limits of $2.0 billion on the Brunswick and Harris Plants, and $1.1 billion on the Robinson and CR3 plants.

Insurance coverage against incremental costs of replacement power resulting from prolonged accidental outages at nuclear generating units is also provided through membership in NEIL. Both CP&L and Florida Power are insured thereunder, following a 12-week deductible period, for 52 weeks in the amount of $3.5 million per week at each of the nuclear units. An additional 110 weeks of coverage is provided at 80% of the above weekly amount. For the current policy period, the companies are subject to retrospective premium assessments of up to approximately $30.1 million with respect to the primary coverage, $33.2 million with respect to the decontamination, decommissioning and excess property coverage, and $22.6 million for the incremental replacement power costs coverage, in the event covered losses at insured facilities exceed premiums, reserves, reinsurance and other NEIL resources. Pursuant to regulations, each company's property damage insurance policies provide that all proceeds from such insurance be applied, first, to place the plant in a safe and stable condition after an accident and, second, to decontamination costs, before any proceeds can be used for decommissioning, plant repair or restoration. Each company is responsible to the extent losses may exceed limits of the coverage described above.

Both CP&L and Florida Power are insured against public liability for a nuclear incident up to $9.54 billion per occurrence. Under the current provisions of the Price Anderson Act, which limits liability for accidents at nuclear power plants, each company, as an owner of nuclear units, can be assessed for a portion of any third-party liability claims arising from an accident at any commercial nuclear power plant in the United States. In the event that public liability claims from an insured nuclear incident exceed $200 million (currently available through commercial insurers), each company would be subject to pro rata assessments of up to $88.1 million for each reactor owned per occurrence. Payment of such assessments would be made over time as necessary to limit the payment in any one year to no more than $10 million per reactor owned. The Price Anderson Act expires August 1, 2002. There are several renewal proposals before Congress which include possible increased limits and retroactive premiums. The final outcome of this matter cannot be predicted at this time.

There have been recent revisions made to the nuclear property and nuclear liability insurance policies regarding the maximum recoveries available for multiple terrorism occurrences. Under the NEIL policies, if there were multiple terrorism losses occurring within one year after the first loss from terrorism, NEIL would make available one industry aggregate limit of $3.2 billion, along with any amounts it recovers from reinsurance, government indemnity or other sources up to the limits for each claimant. If terrorism losses occurred beyond the one-year period, a new set of limits and resources would apply. For nuclear liability claims arising out of terrorist acts, the primary level available through commercial issuers is now subject to an industry aggregate limit of $200.0 million. The second level of coverage obtained through the assessments discussed above would continue to apply to losses exceeding $200.0 million and would provide coverage in excess of any diminished primary limits due to the terrorist acts aggregate.

CP&L and Florida Power self-insure their transmission and distribution lines against loss due to storm damage and other natural disasters. Florida Power accrues $6 million annually to a storm damage reserve pursuant to a regulatory order and may defer losses in excess of the reserve (See Note 13B).

D. CLAIMS AND UNCERTAINTIES

1. The Company is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under federal and state laws. The lead or sole regulatory agency that is responsible for a particular former coal tar site depends largely upon the state in which the site is located. There are several manufactured gas plant (MGP) sites to which both electric utilities and the gas utility have some connection. In this regard, both electric utilities and the gas utility, with other potentially responsible parties, are participating in investigating and, if necessary, remediating former coal tar sites with several regulatory agencies, including, but not limited to, the U.S. Environmental Protection Agency (EPA), the Florida Department of Environmental Protection (FDEP) and the North Carolina Department of Environment and Natural Resources, Division of Waste Management (DWM). Although the electric utilities and gas utility may incur costs at these sites about which it has been notified, based upon current status of these sites, the Company does not expect those costs to be material to its consolidated financial position or results of operations. The Company has accrued probable costs at certain of these sites.

Both electric utilities, the gas utility and Progress Ventures are periodically notified by regulators such as the EPA and various state agencies of their involvement or potential involvement in sites, other than MGP sites, that may require investigation and/or remediation. Although the Company's subsidiaries may incur costs at the sites about which they have been notified, based upon the current status of these sites, the Company does not expect those costs to be material to the consolidated financial position or results of operations of the Company.

There has been and may be further proposed Federal legislation requiring reductions in air emissions for nitrogen oxides, sulfur dioxide and mercury setting forth national caps and emission levels over an extended period of time. This national multi-pollutant approach would have significant costs which could be material to the Company's consolidated financial position or results of operations. Some companies may seek recovery of the related cost through rate adjustments or similar mechanisms. The Company cannot predict the outcome of this matter.

The EPA has been conducting an enforcement initiative related to a number of coal-fired utility power plants in an effort to determine whether modifications at those facilities were subject to New Source Review requirements or New Source Performance Standards under the Clean Air Act. Both CP&L and Florida Power were asked to provide information to the EPA as part of this initiative and cooperated in providing the requested information. The EPA has initiated civil enforcement actions against other unaffiliated utilities as part of this initiative, some of which have resulted in settlement agreements calling for expenditures, ranging from $1.0 billion to $1.4 billion. A utility that was not subject to civil enforcement action settled its New Source Review issues with the EPA for $300 million. These settlement agreements have generally called for expenditures to be made over extended time periods, and some of the companies may seek recovery of the related cost through rate adjustments or similar mechanisms. The Company cannot predict the outcome of this matter.

In 1998, the EPA published a final rule addressing the issue of regional transport of ozone. This rule is commonly known as the NOx SIP Call. The EPA's rule requires 23 jurisdictions, including North and South Carolina, Georgia, but not Florida, to further reduce nitrogen oxide emissions in order to attain a pre-set state NOx emission level by May 31, 2004. CP&L is evaluating necessary measures to comply with the rule and estimates its related capital expenditures to meet these measures in North and South Carolina could be approximately $370 million, which has not been adjusted for inflation. Increased operation and maintenance costs relating to the NOx SIP Call are not expected to be material to the Company's results of operations. Further controls are anticipated as electricity demand increases. The Company cannot predict the outcome of this matter.

In July 1997, the EPA issued final regulations establishing a new eight-hour ozone standard. In October 1999, the District of Columbia Circuit Court of Appeals ruled against the EPA with regard to the federal eight-hour ozone standard. The U.S. Supreme Court has upheld, in part, the District of Columbia Circuit Court of Appeals decision. Further litigation and rulemaking are anticipated. North Carolina adopted the federal eight-hour ozone standard and is proceeding with the implementation process. North Carolina has promulgated final regulations, which will require CP&L to install nitrogen oxide controls under the State's eight-hour standard. The cost of those controls are included in the cost estimate of $370 million set forth above.

The EPA published a final rule approving petitions under Section 126 of the Clean Air Act, which requires certain sources to make reductions in nitrogen oxide emissions by May 1, 2003. The final rule also includes a set of regulations that affect nitrogen oxide emissions from sources included in the petitions. The North Carolina fossil-fueled electric generating plants are included in these petitions. Acceptable state plans under the NOx SIP Call can be approved in lieu of the final rules the EPA approved as part of the 126 petitions. CP&L, other utilities, trade organizations and other states participated in litigation challenging the EPA's action. On May 15, 2001, the District of Columbia Circuit Court of Appeals ruled in favor of the EPA which will require North Carolina to make reductions in nitrogen oxide emissions by May 1, 2003. However, the Court in its May 15th decision rejected the EPA's methodology for estimating the future growth factors the EPA used in calculating the emissions limits for utilities. In August 2001, the Court granted a request by CP&L and other utilities to delay the implementation of the 126 Rule for electric generating units pending resolution by the EPA of the growth factor issue. The

Court's order tolls the three-year compliance period (originally set to end on May 1, 2003) for electric generating units as of May 15, 2001. On January 16, 2002, the EPA issued a memo to harmonize the compliance dates for the section 126 Rule and NOx SIP Call. The new compliance date for all affected sources is now May 31, 2004, rather than May 1, 2003, subject to the completion of the EPA's response to the related court decision on the growth factor issue. The Company cannot predict the outcome of this matter.

On November 1, 2001, the Company completed the sale of the Inland Marine Transportation segment to AEP Resources, Inc. In connection with the sale, the Company entered into environmental indemnification provisions covering both unknown and known sites. The Company has recorded an accrual to cover estimated probable future environmental expenditures. The Company believes that it is reasonably possible that additional costs, which cannot be currently estimated, may be incurred related to the environmental indemnification provision beyond the amounts accrued. The Company cannot predict the outcome of this matter.

CP&L, Florida Power, Progress Ventures and NCNG have filed claims with the Company's general liability insurance carriers to recover costs arising out of actual or potential environmental liabilities. Some claims have been settled and others are still pending. While management cannot predict the outcome of these matters, the outcome is not expected to have a material effect on the consolidated financial position or results of operations.

2. As required under the Nuclear Waste Policy Act of 1982, CP&L and Florida Power each entered into a contract with the DOE under which the DOE agreed to begin taking spent nuclear fuel by no later than January 31, 1998. All similarly situated utilities were required to sign the same standard contract.

In April 1995, the DOE issued a final interpretation that it did not have an unconditional obligation to take spent nuclear fuel by January 31, 1998. In *Indiana & Michigan Power v. DOE*, the Court of Appeals vacated the DOE's final interpretation and ruled that the DOE had an unconditional obligation to begin taking spent nuclear fuel. The Court did not specify a remedy because the DOE was not yet in default.

After the DOE failed to comply with the decision in *Indiana & Michigan Power v. DOE*, a group of utilities petitioned the Court of Appeals in *Northern States Power (NSP) v. DOE*, seeking an order requiring the DOE to begin taking spent nuclear fuel by January 31, 1998. The DOE took the position that their delay was unavoidable, and the DOE was excused from performance under the terms and conditions of the contract. The Court of Appeals found that the delay was not unavoidable, but did not order the DOE to begin taking spent nuclear fuel, stating that the utilities had a potentially adequate remedy by filing a claim for damages under the contract.

After the DOE failed to begin taking spent nuclear fuel by January 31, 1998, a group of utilities filed a motion with the Court of Appeals to enforce the mandate in *NSP v. DOE*. Specifically, this group of utilities asked the Court to permit the utilities to escrow their waste fee payments, to order the DOE not to use the waste fund to pay damages to the utilities, and to order the DOE to establish a schedule for disposal of spent nuclear fuel. The Court denied this motion based primarily on the grounds that a review of the matter was premature, and that some of the requested remedies fell outside of the mandate in *NSP v. DOE*.

Subsequently, a number of utilities each filed an action for damages in the Court of Claims. In a recent decision, the U.S. Circuit Court of Appeals (Federal Circuit) ruled that utilities may sue the DOE for damages in the Federal Court of Claims instead of having to file an administrative claim with DOE. CP&L and Florida Power are in the process of evaluating whether they should each file a similar action for damages.

CP&L and Florida Power also continue to monitor legislation that has been introduced in Congress which might provide some limited relief. CP&L and Florida Power cannot predict the outcome of this matter.

With certain modifications, CP&L's spent nuclear fuel storage facilities will be sufficient to provide storage space for spent fuel generated on CP&L's system through the expiration of the current operating licenses for all of CP&L's nuclear generating units. Subsequent to the expiration of these licenses, dry storage may be necessary. CP&L obtained NRC approval to use additional storage space at the Harris Plant in December 2000. Florida Power currently is storing spent nuclear fuel onsite in spent fuel pools. If Florida Power does not seek renewal of the CR3 operating license, CR3 will have sufficient storage capacity in place for fuel consumed through the end of the expiration of the license in 2016. If Florida Power extends the CR3 operating license, dry storage may be necessary.

3. The Company and its subsidiaries are involved in various litigation matters in the ordinary course of business, some of which involve substantial amounts. Where appropriate, accruals have been made in accordance with SFAS No. 5, "Accounting for Contingencies," to provide for such matters. In the opinion of management, the final disposition of pending litigation would not have a material adverse effect on the Company's consolidated results of operations or financial position.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

dollars in thousands, except per share data

	2001	2000	1999	1998	1997
RESULTS OF OPERATIONS(1)					
Operating revenues	**$ 8,461,459**	$ 4,103,413	$ 3,364,927	$ 3,211,552	$ 3,038,159
Operating expenses	**(7,217,684)**	(3,399,315)	(2,517,072)	(2,344,118)	(2,250,610)
Other income (expense)	**(168,995)**	239,322	(30,682)	(39,433)	5,720
Interest charges, net	**(684,813)**	(262,285)	(179,464)	(174,236)	(177,288)
Income taxes	**151,643**	(202,774)	(258,421)	(257,494)	(233,716)
Net income	**$ 541,610**	$ 478,361	$ 379,288	$ 396,271	$ 382,265
BALANCE SHEET DATA AT YEAR END					
Total utility plant, net	**$ 10,914,915**	$ 10,436,698	$ 6,764,813	$ 6,299,540	$ 6,293,510
Total assets	**$ 20,739,791**	$ 20,110,701	$ 9,494,019	$ 8,401,406	$ 8,220,728
Capitalization:					
Common stock equity	**$ 6,003,533**	$ 5,424,201	$ 3,412,647	$ 2,949,305	$ 2,818,807
Preferred stock – redemption not required	**92,831**	92,831	59,376	59,376	59,376
Long-term debt, net	**9,483,745**	5,890,099	3,028,561	2,614,414	2,415,656
Total capitalization	**$ 15,580,109**	$ 11,407,131	$ 6,500,584	$ 5,623,095	$ 5,293,839
OTHER FINANCIAL DATA					
Return on average common stock equity (percent)	**9.41**	13.04	11.89	13.82	13.89
Ratio of earnings to fixed charges	**1.52**	3.27	4.04	4.29	3.99
Number of common shareholders of record	**75,673**	80,289	67,221	67,519	71,697
Book value per common share	**$ 28.20**	$ 27.17	$ 22.31	$ 20.47	$ 19.60
Basic earnings per common share	**$ 2.65**	$ 3.04	$ 2.56	$ 2.75	$ 2.66
Diluted earnings per common share	**$ 2.64**	$ 3.03	$ 2.55	$ 2.75	$ 2.66
Dividends declared per common share	**$ 2.135**	$ 2.075	$ 2.015	$ 1.955	$ 1.895
Dividend payout (percent)	**80.6**	68.3	78.7	71.1	71.2
ENERGY SUPPLY millions of kWh(1)					
Generated:					
Steam	**48,732**	31,132	28,260	27,576	25,545
Nuclear	**27,300**	23,857	22,451	22,014	21,690
Hydro	**245**	441	520	790	799
Combustion turbines	**6,644**	1,337	435	386	189
Purchased	**14,469**	5,724	5,132	5,675	6,318
Total energy supply (Company share)	**97,390**	62,491	56,798	56,441	54,541
Joint owner share(2)	**4,883**	4,505	4,353	4,349	4,101
Total system energy supply	**102,273**	66,996	61,151	60,790	58,642

(1) Results of operations and energy supply data includes information for Florida Progress Corporation since November 30, 2000, the date of acquisition.

(2) Net of Company's purchases from joint owners.

NOTICE OF ANNUAL MEETING

Progress Energy's 2002 annual meeting of shareholders will be held on May 8 at 10 a.m. at the Mahaffey Theater in the Bayfront Center, St. Petersburg, FL. A formal notice of the meeting with a proxy statement and a form of proxy will be mailed to all shareholders in early April.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company
P.O. Box 43012
Providence, RI 02940-3012
Toll-free phone number: 1-800-633-4236

SHAREHOLDER INFORMATION AND INQUIRIES

Information is available 24 hours a day, seven days a week by calling Progress Energy's Shareholder Information Line. This automated system features Progress Energy's common stock closing price, dividend information and stock transfer information. Call (919) 546-2300 or toll-free 1-800-718-3132 depending on your location. Company information is also available on the Internet at www.progress-energy.com.

Other questions concerning stock ownership may be directed to Progress Energy's Shareholder Relations. Call toll-free 1-800-662-7232 or write to the following address:

Progress Energy, Inc.
Shareholder Relations
P.O. Box 1551
Raleigh, NC 27602-1551

SECURITIES ANALYST INQUIRIES

Securities analysts, portfolio managers and representatives of financial institutions seeking information about Progress Energy should contact Robert F. Drennan, Jr., manager, Investor Relations and Funds Management, at the corporate headquarters address, or call (919) 546-7474.

COMMON STOCK LISTING

Progress Energy's common stock is listed and traded under the symbol PGN on the New York Stock Exchange in addition to regional stock exchanges across the United States.

SHAREHOLDER PROGRAMS

Progress Energy offers the Progress Energy Investor Plus Plan, a direct stock purchase and dividend reinvestment plan, and direct deposit of cash dividends to bank accounts for the convenience of shareholders. For information on these programs, contact Shareholder Relations at the above address or call us toll-free at 1-800-662-7232.

Proxy material, including the annual report, can be electronically delivered to shareholders. Electronic delivery provides immediate access to proxy material and allows Internet voting while saving printing and mailing costs. To take advantage of electronic delivery of proxy material, go to www.econsent.com/pgn and follow the instructions.

We also offer online access to shareholder accounts via the Internet. To obtain online access to your shareholder account, go to www.equiserve.com. If you have access to Progress Energy, Inc.'s Annual Report at your address, and do not want to receive a copy for your shareholder account, please call our transfer agent, EquiServe, toll-free at 1-800-633-4236 to discontinue receiving annual reports by mail.

ADDITIONAL INFORMATION

Progress Energy files periodic reports with the Securities and Exchange Commission that contain additional information about the Company. Copies are available to shareholders upon written request to the Company's Treasurer at the corporate headquarters address.

This annual report is submitted for shareholders' information. It is not intended for use in connection with any sale or purchase of, or any offer or solicitation of offers to buy or sell, securities.

On the cover: Employees Kelly Praria and Hector Ceballos, Customer Service, Florida Power
On the back cover: Employees Todd Hiscox and Sandra Lanier, Customer Service, Florida Power

At-A-Glance Photos (fold-out)
First row: Carlos Lopez-Angel, Customer Service, CP&L; Thomas Mogelnicki, Lineman, Florida Power; and Grace Bush, Data Management, Harris Nuclear Plant
Second row: John York, Meter Reader, NCNG; Michael Lewis, Vice President, Coastal Region, Florida Power; and Janice Carney, Energy Trading, Progress Ventures

Designed and produced by see see eye/Atlanta



Progress Energy, Inc. P.O. Box 1551 Raleigh, N.C. 27602-1551 www.progress-energy.com

CPL – AR – 2002